As confidentially submitted to the U.S. Securities and Exchange Commission on October 17, 2022.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________

Confidential Draft Submission No. 1
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

_________________________________________

Atlis Motor Vehicles, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3711	81-4380534
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	1828 N Higley Rd., Suite 116 Mesa, Arizona 85205 (408) 674-9027
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

	Mark Hanchett Chief Executive Officer & Director 1828 N Higley Rd., Suite 116 Mesa, Arizona 85205 (408) 674-9027
(Name, address, including zip code, and telephone number, including area code, of agent for service)

	Copies to:
Michael J. Blankenship James R. Brown Winston & Strawn LLP 800 Capitol St., Suite 2400 Houston, Texas 77002-2925 (713) 651-2600		Barry I. Grossman Sarah E. Williams Matthew Bernstein Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Company may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED              , 2022
PRELIMINARY PROSPECTUS

Atlis Motor Vehicles, Inc.

Up to Shares of Class A common stock

_____________________________

We are offering on a best-efforts basis up to                shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”).

Our Class A common stock is listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “AMV.” On October 14, 2022, the last reported sales price of our Class A common stock as reported on Nasdaq was $18.44 per share. The actual public offering price per share will be determined between us, the Placement Agents (as defined below) and the investors in this offering, and may be at a discount to the current market price of our Class A common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

There is no minimum number of shares of Class A common stock to be sold or minimum aggregate offering proceeds for this offering to close. We expect this offering to be completed not later than two business days following the commencement of this offering and we will deliver all securities issued in connection with this offering delivery versus payment (“DVP”)/receipt versus payment (“RVP”) upon our receipt of investor funds. Accordingly, neither we nor the Placement Agents have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agents will not receive investor funds in connection with the sale of securities offered hereunder.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

The Company’s Chief Executive Officer beneficially owns and controls approximately 72% of the combined voting power of our common stock and as such, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management – Controlled Company” and “Risk Factors – We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. As a result, our stockholders do not have the same protections afforded to stockholders of companies that cannot rely on such exemptions and are subject to such requirements” for more information.

Our Company has a dual class structure. Our Class D common stock, $0.0001 par value per share (the “Class D common stock”), has no economic rights and has 10 votes per share, and our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share. See “Risk Factors – The dual class structure of our common stock has the effect of concentrating voting power with members of our management team, which will limit your ability to influence the outcome of important transactions, including a change in control” and “Risk Factors – We cannot predict the impact our dual class structure may have on our stock price” for more information.

Our principal executive offices are located at 1828 N Higley Rd., Suite 116, Mesa, Arizona 85205, and our telephone number at that address is (408) 674-9027.

________________________

You should carefully read this prospectus and any prospectus supplement or amendment before you invest. See the section entitled “Risk Factors” beginning on page 8. You also should read the information included throughout this prospectus for information on our business and our financial statements, including information related to our predecessor.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Assumed public offering price(1)	$	$
Placement Agent Fees(2) (3)	$	$
Proceeds to us, before expenses	$	$

_____________________

(1)	Calculated based on an assumed offering price of $ , which represents the closing sales price on Nasdaq of the registrant’s Class A common stock on , 2022
(2)	The Placement Agent fees shall equal % of the gross proceeds of the securities sold by us in this offering.
(3)	The Placement Agents will receive compensation in addition to the Placement Agent fees described above. See “Plan of Distribution” for a description of the compensation payable to the Placement Agents.

We have engaged Maxim Group LLC, Lake Street Capital Markets and Northland Securities, Inc. as our placement agents (the “Placement Agents”) to use their reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agents have no obligation to purchase any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public amount, Placement Agents’ fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agents the Placement Agent fees set forth in the table above and to provide certain other compensation to the Placement Agents. See “Plan of Distribution” for more information regarding these arrangements.

We anticipate that delivery of the shares of Class A common stock against payment therefor will be made on or about            , 2022.

Maxim Group LLC
Lake Street	Northland Securities, Inc.
Prospectus dated , 2022.

________________________

Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or to which we have referred you. We and the Placement Agents have not authorized any person to provide you with additional information or different information. We and the Placement Agents take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus may only be used where it is legal to offer and sell the securities described herein and only during the effectiveness of the registration statement of which this prospectus forms a part. You should assume the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC for this offering by us of Class A common stock.

Neither we nor the Placement Agents have authorized anyone to provide you with different or additional information, other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you, and neither we nor they take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the Placement Agents are making an offer to sell Class A common stock in any jurisdiction where the offer or sale thereof is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

For investors outside the United States: Neither we nor the Placement Agents have taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the Class A common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “AMV,” the “Company,” “Atlis Motor Vehicles,” “Atlis,” “we,” “our” or “us” refer to Atlis Motor Vehicles, Inc., a Delaware corporation.

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MARKET AND INDUSTRY DATA

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this prospectus to:

●	“A&R Bylaws” are to the amended and restated bylaws of Atlis Motor Vehicles, Inc.;

●	“Board” are to the board of directors of Atlis Motor Vehicles, Inc.;

●	“the Company,” “Atlis Motor Vehicles,” “Atlis,” “we,” “our” or “us” are to Atlis Motor Vehicles, Inc., a Delaware corporation, either individually or together with its consolidated subsidiaries, as the context requires;

●	“Class A common stock” are to shares of the Company’s Class A common stock, $0.0001 par value per share;

●	“Class D common stock” are to shares of the Company’s Class D common stock, $0.0001 par value per share;

●	“common stock” are to the Company’s Class A common stock and Class D common stock;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder;

●	“GAAP” means United States Generally Accepted Accounting Principles;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

●	“Transfer Agent” are to American Stock Transfer & Trust Company, LLC.

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SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. You should read the entire prospectus carefully, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

Overview

Atlis Motor Vehicles is a vertically integrated, electric vehicle technology ecosystem company committed to electrifying vehicles and equipment for Work. We define “Work” as industries that contribute to the building, digging, growing, maintaining, moving, hauling, and towing of the goods and services that keep our communities moving forward.

We believe Atlis technology will be used to power last mile delivery vehicles, garbage trucks, cement trucks, vans, RVs, box trucks, and more. At the core of our hardware ecosystem and platform, proprietary battery technology makes the charging of a full-size pickup truck possible in 15-minutes or less. We intend for our modular system architecture to be scalable to meet the specific vehicle or equipment application needs of those in construction, mining, and agribusiness field, as well as those with other extreme use cases.

Services and Products

The work industry is composed of use cases like agriculture, mining, construction and utilities. These industries are seeking to transition from internal combustion engine (“ICE”) vehicles to electric vehicles, and they need capable vehicles at a competitive cost. When making the switch to electric vehicles, we believe that individuals and businesses will consider numerous factors, including vehicle capability, charging solutions, service and maintenance costs, insurance, and total cost. We believe that the Atlis vertically integrated EV technology ecosystem will address many of these concerns with its array of products, services, and unique business model.

Our Products

•	AMV Energy 30 pack – We are developing what we believe is a superior battery technology solution designed to enable faster charging than products currently available in the market and inclement weather and output performance that we believe is superior to currently available products. We refer to this battery technology as “AMV Energy.” AMV Energy starts with our “30 pack,” a 30KWh commodity battery pack configuration focused on mobility, equipment, and energy storage and infrastructure applications. The 30 pack will utilize our proprietary battery cell, pack, electronics, and software systems, each of which is developed internally. Additionally, the 30 pack will be a highly capable energy storage solution with a wide range of applications. Not only do we expect to utilize the 30 pack in our own products, but we also intend to manufacture and sell the 30 pack as a separate product line to address the growing demand for battery packs from other companies developing EVs.

•	AMV Energy Cell – We are developing a superior battery cell technology product with thermal and electrical performance that we believe will be unmatched. The AMV Energy Cell will utilize an in-house developed NMC-811 chemistry solution, combined with a proprietary mechanical construction developed to significantly increase thermal management and reduce electrical resistance. The AMV Cell, when implemented utilizing our AMV proprietary battery pack technology and AMV advanced charging station (the “AMV AAC”) solutions, is designed to be capable of delivering consistent power from 0% to 100% battery pack usable capacity, while charging from 0% to 100% usable capacity in 15 minutes or less.

•	AMV AAC – We are building our proprietary AMV Advanced charging station. The AMV AAC will be capable of delivering up to 1.5MW of continuous power, deployable in standalone form as a drop-in direct-grid connection solution. The AMV AAC is an in-house developed charging solution, completed with strategic partnerships, to provide charging capabilities to AMV XT, AMV XP, and non-Atlis branded electric vehicle utilizing CCS 2.0 (Combined Charging System 2.0). We are also developing larger AAC 1.5MW charging locations for pull-thru large vehicle applications. We expect charging costs to be covered as part of our “vehicle-as-a-service” business model described below.

•	AMV XP – The AMV XP aims to provide a scalable technology solution with a connected cloud, mobile, service, and charging ecosystem that will provide positive workflows and customer experiences moving forward. The AMV XP is a proprietary modular vehicle system, or electric skateboard, providing all technology, software, and mobility technology required to develop a vehicle. The AMV XP utilizes our proprietary battery, electronics hardware, mechanical, and software technologies to create a modular vehicle platform that may be utilized by vehicle coach builders and vehicle OEMS to develop new vehicle solutions for niche- and mass-market opportunities while leveraging the network of capabilities and services that we will provide.

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•	AMV XT pickup truck – our flagship vehicle, will be a 100% electric full-sized work truck. The AMV XT pickup truck development effort is focused on delivering a full-sized light to medium duty truck capable of meeting the demand of work centric customer applications. The AMV XT pickup truck will be our market entry solution into the world of Work and is intended to be just the beginning of a long line of vehicle solutions constructed using our AMV XP platform. We intend to provide up to 500 miles of range utilizing our battery cell and pack technology, up to 35,000 pounds of towing capacity utilizing our AMV XP Platform, and a simplistic operational approach with fleet connectivity that utilizes our software and cloud service solutions.

Our Services

•	Atlis Cloud Services – Atlis cloud services will tie the entire customer experience together across vehicles, charging, and energy systems. We are developing Atlis cloud services to bring a seamless customer experience for Atlis customers across all of our business verticals.

•	Atlis Subscription – Atlis subscription is a subscription-based financing approach to marketing and selling product solutions to end customers. We believe the future of the Work industry is a flexible subscription model that allows our customers to focus on business execution while we ensure the infrastructure and products that power work provide a seamless operational experience. The Atlis subscription service will provide a selectable set of services the customer can include or add to existing services. Expected solutions include Fleet Management, energy storage, charging, and future vehicle applications. The AMV XT subscription is expected to include charging, maintenance, charging, vehicle purchase, and insurance.

Our Market Opportunity

We have a tiered approach that encompasses the following foundational markets. Each phased business vertical, starting with the energy vertical, will employ both single use point of sale models as well as a longer-term strategic subscription ownership schedule.

•	AMV Ecosystem – This opportunity represents the combined ecosystem opportunity and yearly recurring revenue opportunity for Atlis. We believe this recurring revenue opportunity for Energy, Mobility, Equipment, and Services represents the full-circle solution for commercial and individual consumer or individual commercial customers. This opportunity represents, across the targeted Energy and XP/XT mobility markets, a significant and growing yearly recurring revenue opportunity for the foreseeable future.

•	AMV Vehicle Batteries – According to Fairfiled Market Research, the global vehicle battery market includes a total opportunity of over 2 TWH of battery capacity needed in the year 2030 for light to heavy duty vehicles. This segment has historically been dominated by the commercial vehicle segments, which typically carry significantly more stored energy than consumer vehicles. The global vehicle battery market is expected to exhibit steady growth and reach revenue of more than $43.4 billion by 2030.

•	AMV Energy –AMV energy storage is built on our proprietary battery technology. We will market our AMB energy storage solutions with the energy market, which encompasses an approximate $360B market opportunity in energy storage, infrastructure, and charging solutions according to Wood Mackenzie. The Atlis energy vertical represents a foundational pillar in the mobility, equipment, and energy production or storage sectors.

•	AMV XP and AMV XT - The second and tier of our market leverages energy and vehicle technology solutions for mass- and niche-mobility markets focused on coach build construction methods. This market opportunity includes commercial, vocational, and recreational vehicles in the Class 2 to Class 6 markets, and represents an approximately 1,400,000 vehicles to be sold by 2030. The light duty electric truck market for Class 2 and 3 vehicle segments is currently dominated by the Ford F250 to F450, the GMC 2500 to 4500, and the Ram 2500 to 4500 vehicles with internal combustion and diesel engines. The current automakers are foregoing electric vehicle offerings in this segment until 2030, but with an internally estimated 400,000 yearly vehicle demand by 2030, we believe this segment represents an untouched opportunity to leverage our AMV energy cell cell and 30 pack technology to make electrification of these vehicle segments possible.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2022, as amended;

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•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and pay ratio; and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting Class A common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting Class A common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Controlled Company Exemption

Our Chief Executive Officer, Mark Hanchett, beneficially owns and controls a majority of the combined voting power of our common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of Nasdaq. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements. Mark Hanchett also serves as the Chairman of the Board of AMV.

Corporate Information

We were incorporated under the laws of the State of Delaware on November 9, 2016. Our principal executive offices are located at 1828 North Higley Road, Mesa, AZ 85205. Our website address is www.atlismotorvehicles.com. The information provided on or accessible through our website (or any other website referred to in the registration statement, of which this prospectus forms a part, or the documents incorporated by reference herein) is not part of the registration statement, of which this prospectus forms a part, and is not incorporated by reference as part of the registration statement, of which this prospectus forms a part.

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The Offering

Issuer	Atlis Motor Vehicles, Inc., a Delaware corporation.

Securities offered by us	Up to shares of Class A common stock of Atlis Motor Vehicles on a best-efforts basis, at an assumed public offering price of $ per share.

Offering price	$ per share of Class A common stock.

Class A common stock outstanding prior to this offering	9,683,839 shares[1].

Class A common stock outstanding after this offering	Up to shares assuming the maximum number of shares are sold in this offering at an assumed public offering price of $ per share, equal to the closing price of our Class A common stock on the Nasdaq Capital Market on , 2022.

Use of Proceeds	We intend to use the net proceeds we receive from this offering to fund planned capital expenditures, working capital and other general corporate purposes, which may include research and development and sales and general administrative matters. These uses may include building AMV battery manufacturing capabilities, working capital to support the continued manufacturing of our battery cell and the continued development of the XP platform and XT pickup truck. We may find it necessary or advisable to use the net proceeds for other purposes, and accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus for more information and see “Risk Factors” for a discussion of certain risks that may affect our intended use of the net proceeds from this offering.

Dividend Policy	We have never declared or paid any cash dividends on our shares, and we do not anticipate paying any cash dividends on our shares in the foreseeable future. It is presently intended that we will retain our earnings for future operations and expansion.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Market Symbol and trading	Our shares of Class A common stock are listed on Nasdaq under the symbol “AMV.”

1 Excludes 46,262,853 shares of Class A common stock issuable upon the exercise of options outstanding prior to this offering at a weighted average exercise price equal to $7.03.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this prospectus, regarding Atlis Motor Vehicles’, strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, including any oral statements made in connection therewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Atlis Motor Vehicles disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. Atlis Motor Vehicles cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Atlis Motor Vehicles, incident to the development, production, gathering and sale of oil, natural gas and natural gas liquids.

In addition, Atlis Motor Vehicles cautions you that the forward-looking statements regarding Atlis Motor Vehicles, which are contained in this prospectus, are subject to the following factors:

•	the length, scope and severity of the ongoing coronavirus pandemic (“COVID-19”), including the effects of related public health concerns and the impact of continued actions taken by governmental authorities and other third parties in response to the pandemic and its impact on commodity prices, supply and demand considerations and storage capacity;

•	U.S. and global economic conditions and political and economic developments;

•	economic and competitive conditions;

•	the availability of capital resources;

•	capital expenditures and other contractual obligations;

•	inflation rates;

•	the availability of goods and services;

•	legislative, regulatory or policy changes;

•	cyber-attacks; and

•	the securities or capital markets and related risks such as general credit, liquidity, market and interest-rate risks.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” herein and in Atlis Motor Vehicles’ periodic filings with the SEC. Atlis Motor Vehicles’ SEC filings are available publicly on the SEC’s website at www.sec.gov.

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SUMMARY RISK FACTORS

We are providing the following summary of the risk factors contained in this prospectus to enhance the readability and accessibility of our risk factor disclosures. We encourage our stockholders to carefully review the full risk factors contained under the section entitled “Risk Factors” in this prospectus in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to Our Business

•	Atlis is a fledgling company without having developed any products in the past.

•	Uncertainty exists as to whether Atlis will be able to raise sufficient funds to continue developing the XP platform and XT pickup truck.

•	Future capital raises may dilute current stockholders’ ownership interests.

•	Atlis will experience losses for the foreseeable future.

•	Our intense capital requirements could be costly.

•	Development timelines are at risk of delays outside of Atlis’s control.

•	Competition will be stiff.

•	Supply chain bottlenecks may be out of our control.

•	Natural resources and battery raw materials may experience periods of scarcity.

•	Raw material prices can fluctuate based on volatility within the market.

•	Scaling up manufacturing will be a challenge and fraught with potential pitfalls.

•	Product recall could cripple growth.

•	Product liability could result in costly litigation.

•	We may face regulatory challenges.

•	We may not be able to successfully manage growth.

•	Our growth rate may not meet our expectations.

•	Our management team does not have experience running a public company.

•	We may not be successful in developing an effective direct sales force.

•	Raising capital may be costly.

•	The loss of personnel may have a material adverse effect on our business and operations.

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Risks Related to this Offering and Ownership of Our Class A Common Stock

•	Lack of diversification could cause you to lose all or some of your investment if initial products fail.

•	Our executive officers and executive staff will retain most of Atlis’s voting rights.

•	The market price of our Class A common stock has fluctuated, and may continue to fluctuate, significantly.

•	Management will have broad discretion in the application of the net proceeds from this offering.

•	This is a best-efforts offering and there can be no assurance that it will be consummated or result in any proceeds.

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RISK FACTORS

The risk factors discussed herein are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Atlis Motor Vehicles. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Atlis Motor Vehicles may face additional risks and uncertainties that are not presently known, or that Atlis Motor Vehicles currently deems immaterial, which may also impair its business or financial condition. The following discussion should be read in conjunction with the financial statements and the notes to the financial statements included in this prospectus.

RISKS RELATED TO OUR BUSINESS

Atlis is an early-stage company that has never turned a profit and there are no assurances that the Company will ever be profitable.

Atlis is a relatively new company that was incorporated on November 9, 2016. If you are investing in this company, it’s because you think Atlis’s business model is a good idea, and Atlis will be able to successfully grow their 3 business units and become profitable. We have yet to fully develop or sell any electric vehicles. We are launching our Energy business and have yet to start mass manufacturing of battery cells and pack solutions. As of right now, we are aiming to develop an electric truck that currently has no commercial contemporaries. In the meantime, other companies could develop successful alternatives. We have never turned a profit and there is no assurance that we will ever be profitable.

We also have no history in the automotive industry. Although Atlis has taken significant steps in building brand awareness, Atlis is a new company and currently has no experience developing or selling motor vehicles. As such, it is possible that Atlis’s lack of history in the industry may impact our brand, business, financial goals, operation performance, and products.

We should be considered a “Development Stage Company,” and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management’s ability to manage our business and operations and achieve our goals or the likely performance of the Company. Prospective investors should also consider the fact that our management team has not previously developed or managed similar companies. No assurances can be given that we will be able to achieve or sustain profitability.

Our limited operating history makes it difficult for us to evaluate our future business prospects.

We are a company with an extremely limited operating history and have not generated material revenue from sales of our vehicles or other products and services to date. As we continue to transition from research and development activities to production and sales, it is difficult, if not impossible, to forecast our future results, and we have limited insight into trends that may emerge and affect our business. The estimated costs and timelines that we have developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that our estimates related to the costs and timing necessary to complete the design and engineering of our products, will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. In addition, we have engaged in limited marketing activities to date, so even if we are able to bring our other commercial products to market, on time and on budget, there can be no assurance that customers will embrace our products in significant numbers at the prices we establish. Market and geopolitical conditions, many of which are outside of our control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, the conflict in the Ukraine, fuel and energy prices, regulatory requirements and incentives, competition, and the pace and extent of vehicle electrification generally, will impact demand for our products, and ultimately our success.

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Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

Our business depends in large part on our ability to develop, manufacture, market, and sell our vehicles. Our production ramp may take longer than originally expected due to a number of reasons. The cascading impacts of the COVID-19 pandemic, and more recently the conflict in the Ukraine, have impacted our business and operations from facility construction to equipment installation to vehicle component supply.

We have not launched a production-intent consumer vehicle and do not anticipate making our first deliveries for the next few years. In conjunction with the launch of future products we may need to manufacture our vehicles in increasingly higher volumes than our present production capabilities. We have no experience as an organization in high volume manufacturing of electric vehicles ("EV"). The continued development of and the ability to manufacture our vehicles at scale and fleet vehicles and other commercial products are and will be subject to risks, including with respect to:

•	our ability to secure necessary funding;
•	our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software, or services necessary to engineer or manufacture parts or components of our vehicles;
•	securing necessary components, services, or licenses on acceptable terms and in a timely manner;
•	delays by us in delivering final component designs to our suppliers;
•	our ability to accurately manufacture vehicles within specified design tolerances;
•	quality controls, including within our manufacturing operations, that prove to be ineffective or inefficient;
•	defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, including product recalls, and design changes;
•	delays, disruptions or increased costs in our supply chain, including raw material supplies;
•	other delays, backlog in manufacturing and research and development of new models, and cost overruns;
•	obtaining required regulatory approvals and certifications;
•	compliance with environmental, safety, and similar regulations; and
•	our ability to attract, recruit, hire, retain, and train skilled employees.

Our ability to develop, manufacture, and obtain required regulatory approvals for vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven. Our vehicles may not meet customer expectations and may not be commercially viable.

Historically, automobile customers have expected car manufacturers to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing models. To date, we have limited experience, as a company, designing, testing, manufacturing, marketing, and selling our vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Uncertainty exists as to whether our business will have sufficient funds over the next 12 months, thereby making an investment in Atlis speculative.

We require additional financing to complete development and marketing of our AMV battery technology, XP Platform, and XT pickup truck until the products are in production and sufficient revenue can be generated for us to be self-sustaining. Our management projects that in order to effectively bring the products to market, that it will require significant funding over the next 12 months to cover costs involved in completing the prototype, getting the battery assembly line up and running, and beginning to develop a supply chain. In the event that we are unable to generate sufficient revenues, and before all of the funds now held by us and obtained by us through this Offering are expended, an investment made in Atlis may become worthless.

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If we cannot continue to raise further rounds of funding, we cannot succeed. Atlis will require additional rounds of funding to complete development and begin shipments of the AMV XT pickup truck. If Atlis is unable to secure funding, we will be unable to succeed in our goal of developing the world’s best electric pickup truck. If we are unable to raise adequate financing, we will be unable to sustain operations for a prolonged period of time.

We expect to significantly increase our spending to advance the development of our products and services and launch and commercialize the products for commercial sale. We will require additional capital for the further development and commercialization of our products, as well as to fund our other operating expenses and capital expenditures. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products and services. We may also seek collaborators for the products at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and prospects.

The expected proceeds from this offering may never be realized. If only a small number of the shares of our Class A common stock offered hereby are sold, or if certain assumptions contained in the business plans prove to be incorrect, we may have inadequate funds to fully develop our business. Although we believe that the proceeds from this offering will help sustain our development process and business operations, there is no guarantee that the proceeds from this offering will adequately fund our business plan.

We rely on proprietary technology currently in development by Atlis to meet product performance requirements.

Atlis is developing proprietary technologies which are needed to meet targeted product performance requirements. The development of this technology may be impacted by unforeseen supplier, material, and technical risks which may delay product launches or change product performance expectations.

We need to raise additional capital to meet our future business requirements and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interest.

We have relied upon cash from financing activities and in the future, we expect to rely on the proceeds from this offering, future debt and/or equity financings, and we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Class A common stock will likely include financial and other covenants that will restrict our flexibility.

Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. If we do not obtain additional financing, our prototype will never be completed, in which case you would likely lose the entirety of your investment in us.

At this time, we have not secured or identified any additional financing. We do not have any firm commitments or other identified sources of additional capital from third parties or from our officer and director or from other stockholders. There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us. Any additional financing will involve dilution to our existing stockholders. If we do not obtain additional capital on terms satisfactory to us, or at all, it may cause us to delay, curtail, scale back or forgo some or all of our product development and/or business operations, which could have a material adverse effect on our business and financial results. In such a scenario, investors would be at risk of losing all or a part of any investment in our Company.

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We have losses which we expect to continue into the future. There is no assurance our future operations will result in a profit. If we cannot generate sufficient revenues to operate profitably or we are unable to raise enough additional funds for operations, the stockholders will experience a decrease in value and we may have to cease operations.

We are a development-stage technology company that began operating and commenced research and development activities in 2016. As a recently formed "Development-Stage Company", we are subject to all of the risks and uncertainties of a new business, including the risk that we may never develop, complete development or market any of our products or services and we may never generate product or services related revenues. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made. We only have one product currently under development, which will require further development, significant marketing efforts and substantial investment before it and any successors could provide us with any revenue. As a result, if we do not successfully develop, market and commercialize our XT pickup truck on the XP platform, we will be unable to generate any revenue for many years, if at all. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations. Furthermore, our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that we will operate profitably.

We expect to incur operating losses in future periods due to the high cost associated with developing an electric vehicle from the ground up. We cannot be sure that we will be successful in generating revenues in the near future and in the event we are unable to generate sufficient revenues or raise additional funds we will analyze all avenues of business opportunities. Management may consider a merger, acquisition, joint venture, strategic alliance, a roll-up, or other business combination to increase business and potentially increase the liquidity of the Company. Such a business combination may ultimately fail, decreasing the liquidity of the Company and stockholder value or cause us to cease operations, and investors would be at risk to lose all or part of their investment in us.

Competition may crowd the market.

We face significant barriers in the development of a competitive EV in a crowded market space. Atlis faces significant technical, resource, and financial barriers in development of a battery electric vehicle intended to compete in a crowded pickup truck space. Incumbents, also known as legacy manufacturers, have substantially deeper pockets, larger pools of resources, and more significant manufacturing experience. Atlis will need to contract with development partners who may have existing relationships with incumbent manufacturers, these relationships may pose a significant risk in our ability to successfully develop this program. The Atlis product is differentiated from all currently announced electric trucks in that it will be a full-size, heavy-duty truck with capabilities that match or exceed internal combustion trucks of the same size. However, we have a lot of work to do before we reach production. There is a chance that other competitors may release similar full-sized electric trucks before we exit the research and development phase. If several competitors release full-sized electric trucks before Atlis, it will be exceedingly difficult to penetrate the market.

There are several potential competitors who are better positioned than we are to take the market at an earlier time than Atlis. We will compete with larger, established automotive manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the plug-in electric pickup truck developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Atlis’s success depends on our ability to continuously raise funding, keep cost under control, and properly execute in our delivery of the AMV XT pickup truck, AMV XP truck platform, and Advanced Charging Station.

In order to be competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We must establish our name as a reliable and constant source for professional conversion and transmission services. Any significant increase in competitors or competitors with better, more efficient services could make it more difficult for us to gain market share or establish and generate revenues. We may not be able to compete effectively on these or other factors.

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We are dependent on our existing suppliers, a significant number of which are single or limited source suppliers, and are also dependent on our ability to source suppliers, for our critical components, and to complete the building out of our supply chain, while effectively managing the risks due to such relationships.

Our success will be dependent upon our ability to enter into supplier agreements and maintain our relationships with existing suppliers who are critical and necessary to the output and production of our vehicles. The supply agreements we have, and may enter into with suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In the ordinary course of our business, we currently have, and may in the future have, legal disputes with our suppliers, including litigation to enforce such supply agreements, which would adversely affect our ability to source components from such suppliers. If our suppliers become unable or unwilling to provide, or experience delays in providing, components, or if the supply agreements we have in place are terminated, or if any such litigation to enforce our supply agreements is not resolved in our favor, it may be difficult to find replacement components. Additionally, our products contain thousands of parts that we purchase from hundreds of mostly single- or limited-source suppliers, for which no immediate or readily available alternative supplier exists. Due to scarce natural resources or other component availability constraints, we may not receive the full allocation of parts we have requested from a particular supplier due to supplier allocation decisions which are outside our control. While we believe that we would be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to us. Further, any such alternative suppliers may be located a long distance from our manufacturing facilities, which may lead to increased costs or delays. In addition, as we evaluate opportunities and take steps to insource certain components and parts, supply arrangements with current or future suppliers (with respect to other components and parts offered by such suppliers) may be available on less favorable terms or not at all. Changes in business or macroeconomic conditions, governmental regulations, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers. The unavailability of any component or supplier has resulted, and could in the future result in production delays, idle manufacturing facilities, product design changes, and loss of access to important technology and tools for producing and supporting our products and services.

In addition, if our suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any disruption could affect our ability to deliver vehicles and could increase our costs and negatively affect our liquidity and financial performance.

Also, if a supplied vehicle component becomes the subject of a field action, including a product recall, we would be required to find an alternative component, which could increase our costs and cause vehicle production delays. Additionally, we may become subject to costly litigation surrounding the component.

If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, or if those long-term supply agreements are not honored by our suppliers, we may be exposed to fluctuations in prices of components, materials, and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials, and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Increasing the announced or expected prices of our vehicles in response to increased costs has previously been viewed negatively by our potential customers, and any future attempts to increase prices could have similar results, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies, including those who have announced consumer and commercial vehicles that may be directly competitive to ours. Many of our current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products than we may devote to our products. We expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry, as well as the recent significant increase in oil and gasoline prices. In addition, as fleet operators begin transitioning to EVs on a mass scale, we expect that more competitors will enter the commercial fleet EV market. Further, as a result of new entrants in the commercial fleet EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or single-source supply.

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Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and total cost of ownership, and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We rely heavily on complex machinery for our operations and our production involves a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Our manufacturing plant consists of large-scale machinery combining many components, including complex software to operate such machinery and to coordinate operating activities across the manufacturing plant. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time, especially as we ramp up production on new products, and will depend on repairs, spare parts, and IT solutions to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency.

Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems including the software used to control or operate them, industrial accidents, pandemics, fire, seismic activity, and natural disasters.

Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our vehicles rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicles. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, if we deploy updates to the software (whether to address issues, deliver new features or make desired modifications) and our over-the-air update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within our customers’ vehicles will be subject to vulnerabilities or unintended consequences resulting from such failure of the over-the-air update until properly addressed.

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If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

There are complex software and technology systems that need to be developed by us and in coordination with vendors and suppliers to reach mass production for our vehicles, and there can be no assurance such systems will be successfully developed or integrated.

Our vehicles and operations will use a substantial amount of complex third-party and in-house software and hardware. The development and integration of such advanced technologies are inherently complex, and we will need to coordinate with our vendors and suppliers to reach mass production for our vehicles. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop and integrate the necessary software and technology systems may harm our competitive position.

We rely on third-party suppliers to develop a number of emerging technologies for use in our products. Certain of these technologies are not today, and may not ever be, commercially viable. There can be no assurances that our suppliers will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. Furthermore, if we experience delays by our third-party suppliers, we could experience delays in delivering on our timelines. In addition, the technology may not comply with the cost, performance useful life, and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Global microprocessor shortage.

As a vehicle manufacturer, we will be subject to the same vagaries as the rest of the automotive industry. Since 2020, the industry has experienced a global microprocessor shortage. This has caused production bottlenecks for almost every automobile manufacturer. We are not immune to such market forces. Given our weaker relative bargaining power, there is a real risk that we will experience significant difficulties in obtaining supplies of microchips. If this occurs, we may experience significant production delays and will not meet our production goals. Lack of production will have a direct impact on sales and would likely cause us to miss our quarterly and annual earnings estimates.

Scaling up manufacturing will be a challenge.

EV technology is changing rapidly. There is significant development and investment into electric vehicle technology being made today. Such rapidly changing technology conditions may adversely affect Atlis’s ability to become a market leader, provide superior product performance, and an outstanding customer experience. If we are unable to control the cost of development, cost of manufacturing, and cost of operations, Atlis may be substantially affected. If we are unable to maintain substantially lower cost of manufacturing, developing, design, distributing, and maintaining our vehicles, we may incur significant cost increases which can be material substantial to the operation of our business. We have made and will continue to make substantial investments into the development of Atlis, such investments may have unforeseen costs that we have been unable to accurately predict, which may significantly impact our ability to execute our business as planned. Atlis will face significant costs in development and purchasing of materials required to build the XT pickup truck, XP truck platform, and Advanced Charging Station through external partnerships. These purchases are subject to conditions outside the control of Atlis and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

Atlis will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacture an electric vehicle may be subject to intellectual property, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure the cost, schedule, and long term viability of AMV XT pickup truck, XP truck platform, or Advanced Charging Station. We may be inherently subjected to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the AMV XT pickup truck, XP truck platform, and Advanced Charging Station, magnifying this risk.

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Unforeseen factors may adjust timelines.

Any valuation of Atlis at this stage is pure speculation. Atlis’s business success, timeline, and milestones are estimations. Atlis’s production projections, sales volume, and cost models are only estimates. Atlis produced these valuations based on existing business models of successful and unsuccessful efforts of other companies within the technology and automotive industries. All such projections and timeline estimations may change as Atlis continues in development of a plug-in electric vehicle, charging station and manufacturing facilities.

We are currently in the development phase of our products and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles. We may experience delays in design and manufacturing of our products. We may experience significant delays in bringing our products to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

Natural resource scarcity may cause delays.

The development of our products on the timeframe we anticipate is based on an ability to secure requisite levels of natural resources to produce the number of battery cells and battery packs necessary to meet our production goals. Two of the main natural resources in battery chemistry are lithium and cobalt. Given that these are scarce resources, there is a chance that we are unable to secure enough to meet our battery production goals. If this happens, we will not meet our overall production or profitability estimates. To mitigate this risk, we will explore opportunities to purchase futures to hedge against natural resource cost inflation and/or scarcity.

Additionally, global political and economic tensions could contribute to natural resource scarcity. For example, Russia is a major exporter of natural resources. With the imposition of economic sanctions and import restrictions, there will be a loss of supply in global markets. Restricted supply is likely to result in upward price pressures. The automotive industry is subject to similar natural resource unpredictability in other countries. As such, our pricing and profitability models may need to be adjusted in reaction to these outside pressures.

Company growth depends on avoiding battery production bottlenecks.

Our Company’s success is highly dependent upon our ability to produce battery cells and packs at high levels of volume and low cost. If the Company is unable to produce enough battery cells and packs, for any reason, it would result in the Company missing its overall production and profitability estimates. To avoid the risk of catastrophic battery bottlenecks, the Company intends to explore options for outsourcing some of the battery production to diversify its battery sourcing.

If there is inadequate access to charging stations, our business will be materially and adversely affected.

Demand for our vehicles will depend in part upon the availability of a charging infrastructure. We market our ability to provide our customers with comprehensive charging solutions, including our networks of charging stations, as well as the installation of home chargers for users where practicable, and provide other solutions including charging through publicly accessible charging infrastructure. We have very limited experience in the actual provision of our charging solutions to customers and providing these services is subject to challenges. While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase our vehicles because of the lack of a more widespread charging infrastructure. Further, to provide our customers with access to sufficient charging infrastructure, we will rely on the availability of, and successful integration of our vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for EVs, including ours. For example, where charging bays exist, the number of vehicles could oversaturate the available charging bays, leading to increased wait times and dissatisfaction for customers. In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our reputation and business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

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Our vehicles will make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.

The battery packs within our vehicles will make use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our vehicles could occur, which could result in bodily injury or death and could subject us to lawsuits, field actions (including product recalls), or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. We have already experienced minor thermal events in connection with battery cell testing failures. As the scale and intensity of testing increase, the likelihood of additional thermal events will also increase. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business, prospects, financial condition, results of operations, and cash flows.

We have minimal experience servicing and repairing our vehicles. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

We have minimal experience servicing and repairing our vehicles. Servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although we are planning to internalize most aspects of vehicle service over time, initially we plan to partner with third parties to enable nationwide coverage for roadside and off-road assistance and collision repair needs. There can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party providers. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing our vehicles. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of EVs we deliver increases.

In addition, a number of states currently impose limitations on the ability of manufacturers to directly service vehicles. The application of these state laws to our operations would hinder or impede our ability to provide services for our vehicles from a location in every state. As a result, if we are unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our business, prospects, financial condition, results of operations, and cash flows.

As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Customer behavior and usage may result in higher than expected maintenance and repair costs, which may negatively affect our business, prospects, financial condition, results of operations, and cash flows. We also could be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

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The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our vehicles or increase our operating costs.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the ICE or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue, and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles with the latest technology. However, we are a relatively late entrant to the EV space. Our vehicles may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our vehicles. Additionally, the introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production and manufacture of our vehicles and, if we are unable to cost efficiently implement such technologies or adjust our manufacturing operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

A product recall could cripple growth.

If the Atlis’s XT pickup truck, XP truck platform, or Advanced Charging Station are unable to meet performance and quality criteria, we may be required to perform product recalls to address said concerns. A product recall can have substantial cost related to performing such corrective actions. Although Atlis will perform significant internal testing and qualifications, as well as external qualifications through approved third party vendors against industry standards and regulatory requirements, there will be unperceived conditions which may negatively impact the customer or Company expected performance and safety of our vehicles. As such, Atlis may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products. If we are unable to provide significant charging stations, our business success may be substantially affected.

A significant portion of our success is our ability to deploy the appropriate number of charging stations, in strategic locations relative to our customers and customer behaviors. If Atlis is unable to deploy charging stations to specified locations, this may negatively affect our brand, business, financial goals, operational results, and product success in the market. As such, to meet said availability requirements, Atlis will require significant capital investments to rapidly deploy said Advanced Charging Stations, as well as development of relationships with third party members who can assist in deployment of said charging stations. If we are unable to address service requirements, we may negatively affect our customer experience. As such, Atlis will require service capabilities to be established in locations within close proximity to our XT pickup truck and XP truck platform owners. Atlis’s ability to engage with third party operating service stations, as well as our ability to establish company operated locations, will be critical to the success of developing a positive customer experience.

Product liability.

While Atlis will work diligently to meet all company and regulatory safety requirements, there is a chance that a component catastrophically fails. It is possible that through unknown circumstances or conditions out of our control, some person is injured by our product. The risk of product liability claims, and adverse publicity can always occur when manufacturing, developing, marketing, and selling a brand-new product that was developed from scratch. If a customer or other party were to be injured by an Atlis product, the ensuing litigation costs and reputational damage could be irreparable.

We may face regulatory challenges.

We are substantially at risk of unfavorable governmental regulations. Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

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Additionally, there is a chance that some economically advantageous governmental incentives or subsidies will be removed or repealed before our product reaches production. Such changes to the governmental regulatory structure could have an adverse effect on profitability.

If we cannot continue to innovate, our revenue growth rate and profits may be reduced.

To successfully develop and grow our business, we must develop, distribute and commercialize our products, secure strategic partnerships with various businesses, and bring our products to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our initial electric vehicle and business plan. Delays or failures in the launch of our products could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of the XT pickup truck, which could hurt our ability to meet our objectives. We cannot guarantee that the XT pickup truck will be able to achieve our expansion goals alone. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we will not be able to achieve profitability.

Our success depends on attracting a large number of potential customers to purchase our vehicles and the associated services we will provide to our customers. If our customers do not perceive our vehicles and services to be of sufficiently high value and quality, cost competitive and appealing in aesthetics or performance, we may not be able to retain our current preorder customers or attract new customers, and our business, prospects, financial condition, results of operations, and cash flows would suffer as a result. In addition, we may incur significantly higher and more sustained advertising and promotional expenditures than we have previously incurred to attract customers. Further, our future success will also depend in part on securing additional commercial agreements with businesses and/or fleet operators for our commercial vehicles. Many states have enacted legislation to prohibit direct-to-consumer sales, reducing the pool of prospective customers. We may not be successful in attracting and retaining a large number of consumer and commercial customers. If, for any of these reasons, we are not able to attract and maintain consumer and commercial customers, our business, prospects, financial condition, results of operations, and cash flows would be materially harmed.

We may have difficulty protecting our intellectual property.

Our pending patents and other intellectual property could be unenforceable or ineffective once patent reviews are completed. We anticipate patent review completion and patents issued in calendar years 2021, 2022, and 2023 based on the typical two-year process between filing and issuing. We have continued to file patent applications throughout 2022 and plan to continue filing new patents over time. We have filed these patents privately and the scope of what they cover remains confidential until they are issued. For any company creating brand new products, it is imperative to protect the proprietary intellectual property to maintain a competitive advantage. There is no doubt that a significant portion of Atlis’s current value depends on the strength and imperviousness of these pending patents. We intend to continue to file additional patent applications and build our intellectual property portfolio as we discover new technologies related to the development of plug-in electric vehicles.

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We believe that intellectual property will be critical to our success, and that we will rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition. While we believe that we will be issued trademarks, patents and pending patent applications help to protect our business, there can be no assurance that our operations do not, or will not, infringe valid, enforceable third-party patents of third parties or that competitors will not devise new methods of competing with us that are not covered by our anticipated patent applications. There can also be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found to be invalid or unenforceable or that our patents will be effective in preventing third parties from utilizing a copycat business model to offer the same service in one or more categories. Moreover, it is intended that we will rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our intended services will be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S. and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position. We expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Also, to the extent third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business, results of operations and financial condition.

Intellectual property protection is costly.

Filing, prosecuting and defending patents related to our products and software throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to technology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Confidentiality agreements may not adequately prevent disclosure of trade secrets and other proprietary information.

We anticipate that a substantial amount of our processes and technologies will be protected by trade secret laws. To protect these technologies and processes, we intend to rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with which we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products and related future products and services by copying functionality, among other things. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

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Failure to comply with federal and state privacy laws could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. Several internet companies have recently incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

We are dependent upon our executives for their services and any interruption in their ability to provide their services could cause us to cease operations.

The loss of the services of our CEO, CFO, or President, Mr. Mark Hanchett, Mr. Apoorv Dwivedi, or Mrs. Annie Pratt respectively, could have a material adverse effect on us. We do not maintain any key man life insurance on our executives. The loss of any of our executives’ services could cause investors to lose all or a part of their investment. Our future success will also depend on our ability to attract, retain and motivate other highly skilled employees. Competition for personnel in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

Our management team does not have any experience in operating a publicly traded company.

While our management team has a wide breadth of business experience, none of our executive officers have held an executive position at a publicly traded company. Given the onerous compliance requirements to which public companies are subject, there is a chance our executive officers will fail to perform at a level expected of public company officers. In such an event, the Company’s share price could be adversely effected.

We are significantly influenced by our officers and directors.

The Company’s Chief Executive Officer and majority stockholder, Mark Hanchett, controls approximately 72% of the voting power of our outstanding common stock prior to this offering. Additionally, the Company’s President, Annie Pratt, controls approximately 25% of the voting power of our outstanding common stock prior to this offering. These stockholders, if acting together, are able to significantly influence all matters requiring approval by stockholders, including the election of directors and the approval of mergers or other business combinations transactions. Please see “Security Ownership of Certain Beneficial Owners and Management” below for more information.

Our future performance is dependent on the ability to retain key personnel. The Company’s performance is substantially dependent on the performance of senior management. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company’s business, results of operations and financial condition.

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The dual class structure of our common stock has the effect of concentrating voting power with members of our management team, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class D common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share. Members of our management team together hold all of the issued and outstanding shares of our Class D common stock. Accordingly, upon the closing of this offering, assuming the sale of the maximum number of shares of our Class A common stock offered hereby, Mark Hanchett, our Chief Executive Officer and a member of our Board of Directors will hold approximately % of the voting power of our outstanding capital stock; and Annie Pratt, our President and a member of our Board of Directors, will hold approximately % of the voting power of our outstanding capital stock. Therefore, our management team, individually or together, will be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. These members of our management team, individually or together, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company and might ultimately affect the market price of our Class A common stock.

We cannot predict the impact our dual class structure may have on our stock price.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, because of our dual class structure, we will likely be excluded from certain indexes, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. As a result, our stockholders do not have the same protections afforded to stockholders of companies that cannot rely on such exemptions and are subject to such requirements.

The Company’s Chief Executive Officer beneficially owns and controls a majority of the combined voting power of our common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of Nasdaq, including, but not limited to, the requirement that:

(1)        a majority of the Board of Directors consist of directors who qualify as “independent” as defined under the Nasdaq listing rules;

(2)        its Board of Directors have a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and

(3)        its Board of Directors have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

(4)        its Board of Directors conduct an annual performance evaluation of its compensation committee and the nominating and corporate governance committee.

We intend to rely on some or all of these exemptions so long as we remain a “controlled company.” As a result, we do not have (i) a majority of independent directors, (ii) a nominating and governance committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies subject to all of the corporate governance requirements of Nasdaq.

Our Chief Executive Officer and majority stockholder may significantly influence matters to be voted on and their interest may differ from, or be adverse to, the interest of our other stockholders.

The Company’s Chief Executive Officer and majority stockholder, Mark Hanchett, controls approximately 72% of the voting power of our outstanding common stock prior to this offering. Additionally, the Company’s President, Annie Pratt, controls approximately 25% of the voting power of our outstanding common stock prior to this offering.

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Accordingly, Mr. Hanchett possesses significant influence over the Company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control gives him substantial ability to determine the future of our Company, and as such, he may elect to close the business, change the business plan or make any number of other major business decisions without the approval of the remaining stockholders. The interest of Mr. Hanchett may differ from the interests of our other stockholders and could therefore result in corporate decisions that are adverse to other stockholders.

Our business could be adversely affected by a downturn in the economy and/or manufacturing.

We are dependent upon the continued demand for electric vehicles, making our business susceptible to a downturn in the economy or in manufacturing. For example, a decrease in the number of individuals investing their money in the equity markets could result in a decrease in the number of companies deciding to become or remain public. This downturn could have a material adverse effect on our business, our ability to raise funds, our production, and ultimately our overall financial condition.

Our business would be adversely affected if we are not able to create and develop an effective direct sales force.

Because a significant component of our growth strategy relates to increasing our revenues through sales to companies and individuals subject to the SEC disclosure and reporting requirements, our business would be adversely affected if we were unable to develop and maintain an effective sales force to market our products directly to consumers. Further complicating this matter, many states have prohibited direct to consumer vehicle sales. Atlis will need to be effective at converting online interest into hard sales. We currently do not employ any sales staff to sell our products, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully manage our growth.

We could experience growth over a short period of time, which could put a significant strain on our managerial, operational and financial resources. We must implement and constantly improve our certification processes and hire, train and manage qualified personnel to manage such growth. We have limited resources and may be unable to manage our growth. Our business strategy is based on the assumption that our customer base, geographic coverage and service offerings will increase. If this occurs it will place a significant strain on our managerial, operational, and financial resources. If we are unable to manage our growth effectively, our business will be adversely affected. As part of this growth, we may have to implement new operational, manufacturing, and financial systems and procedures and controls to expand, train and manage our employees, especially in the areas of manufacturing and sales. If we fail to develop and maintain our people and processes as we experience our anticipated growth, demand for our products and our revenues could decrease.

We may not be able to keep up with rapid technological changes.

To remain competitive, we must continue to enhance our products and software. The evolving nature of the electric vehicle industry, which is characterized by rapid technological change, frequent new product and service introductions and the emergence of new industry standards and practices, could render our existing systems, software, and services obsolete. Our success will depend, in part, on our ability to develop, innovate, license or acquire leading technologies useful in our business, enhance our existing solutions, develop new solutions and technology that address the increasingly sophisticated and varied needs of our current and prospective customers, and respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our proprietary technology and hardware to emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed.

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If we do not successfully establish and maintain our Company as a highly trusted and respected name for electric vehicles, we could sustain loss of revenues, which could significantly affect our business, financial condition and results of operations.

In order to attract and retain a client base and increase business, we must establish, maintain and strengthen our name and the services we provide. In order to be successful in establishing our reputation, clients must perceive us as a trusted source for quality services. If we are unable to attract and retain clients with our current marketing plans, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

Other manufacturers may beat us to market.

Earlier in 2021, Ford announced the arrival of its F-150 Lightning electric truck. Chevrolet is anticipated to announce its electric Silverado in 2022. Rivian released its R1T mid-size pickup truck in 2021, Tesla will release their Cybertruck in 2022, and Lordstown Motors will release their pickup truck by end of year 2022. While we believe we are developing a superior product in terms of both design and performance, many of the other auto makers have much more bargaining power and deeper pockets than us. There is a chance that consumers adopt competitor electric trucks before Atlis can bring its XT pickup truck to market. While other manufacturers focus on mid-size and class 1 pickup trucks, Atlis will focus on Class 2 and 3 markets, while offering a vehicle option for Class 1 customers.

Small public companies are inherently risky and we may be exposed to market factors beyond our control. If such events were to occur it may result in a loss of your investment.

Managing a small public company involves a high degree of risk. Few small public companies ever reach market stability and we will be subject to oversight from governing bodies and regulations that will be costly to meet. Our present officer has limited experience in managing a fully reporting public company, so we may be forced to obtain outside consultants to assist us with meeting these requirements. These outside consultants are expensive and can have a direct impact on our ability to be profitable. This will make an investment in our Company a highly speculative and risky investment.

Limitations of director liability and director and officer indemnification.

Our Amended and Restated Charter (as defined below) limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	Transactions for which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our A&R Bylaws provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. Our A&R Bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. We believe that these Bylaw provisions are necessary to attract and retain qualified persons as directors and officers. The limitation of liability in our A&R Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

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Risks of borrowing.

As of the date of this prospectus, we have incurred certain debt obligations in the ordinary course of our business. Should we obtain secure bank debt in the future, possible risks could arise. If we incur additional indebtedness, a portion of our future revenues will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to our rights. A judgment creditor would have the right to foreclose on any of our assets resulting in a material adverse effect on our business, ability to generate revenue, operating results or financial condition.

Unanticipated obstacles.

Our business plan may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Our Board of Directors believes that the chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our Board of Directors reserve the right to make significant modifications to our stated strategies depending on future events.

Risks of Operations.

Our future operating results may be volatile, difficult to predict and may fluctuate significantly in the future due to a variety of factors, many of which may be outside of our control. Due to the nature of our target market, we may be unable to accurately forecast our future revenues and operating results. Furthermore, our failure to generate revenues would prevent us from achieving and maintaining profitability. There are no assurances that we can generate significant revenue or achieve profitability. We anticipate having a sizeable amount of fixed expenses, and we expect to incur losses due to the execution of our business strategy, continued development efforts and related expenses. As a result, we will need to generate significant revenues while containing costs and operating expenses if we are to achieve profitability. We cannot be certain that we will ever achieve sufficient revenue levels to achieve profitability.

We incur increased costs and be subject to heightened disclosure requirements as a result of becoming a public company.

We recently became a publicly traded company in the U.S. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers (the “NASD”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Additionally, with the heightened disclosure requirements comes heightened regulatory and stockholder scrutiny. With public reporting, the risk of intervention by regulatory bodies and/or stockholders increases.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, if we can obtain such insurance at all. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar liability coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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We rely on human resources, the loss of services of any of such personnel may have a material adverse effect on our business and operations.

We rely on our management team, our advisors, third-party consultants, third-party developers, service providers, technology partners, outside attorneys, advisors, accountants, auditors, and other administrators. The loss of services of any of such personnel may have a material adverse effect on our business and operations.

We may be unable to attract and retain the required talent.

The nature of our product development efforts requires us to hire talent to complete highly technical and specialized work. Recruiting for these specialized roles may be challenging, and we may be competing with top companies to attract and retain employees for these roles. If we cannot secure the right talent, our product development and production schedules may be affected.

Limitations on remedies; indemnification.

Our Amended and Restated Charter, as amended from time to time, will provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company and its stockholders for losses, judgments, liabilities and expenses that result from the fraud or other breach of fiduciary obligations. Additionally, we intend to enter into corporate indemnification agreements with each of our officers and directors consistent with industry practice. Thus, certain alleged errors or omissions might not be actionable by the Company. Our governing instruments will also provide that, under the broadest circumstances allowed under law, we must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Force Majeure.

Our business is uniquely susceptible to unforeseen delays or failures that are caused by forces of nature and related circumstances. These factors are outside and beyond our control. The delay or failure to complete the development and testing of our XP Platform or XT pickup truck and the commercial release of related services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond our control. We will not be held liable to any stockholder in the event of any such failure. However, a court of competent jurisdiction may determine that we are still liable to stockholders for catastrophic failures proximately caused by forces of nature outside of our control. If such a court so decides, Atlis may have significant stockholder liability exposure.

Covid-19 Global Pandemic.

Similar to force majeure, our company is susceptible to the effects of the COVID-19 pandemic. As a result of the pandemic, our workforce may have to work remotely for an extended period of time. Being forced to work remotely may cause unforeseen delays in development.

Additionally, an extended pandemic may wreak havoc on international automotive supply chains. If the pandemic makes it difficult for us to source components from suppliers, we may be forced to develop and manufacture certain components ourselves, which would likely result in further delays and cost overruns. We will not be held liable to any stockholder in the event of any delays or catastrophic failures proximately caused by the COVID-19 pandemic. However, a court of competent jurisdiction may determine that we are still liable to stockholders for catastrophic failures proximately caused by the COVID-19 pandemic. If such a court so decides, Atlis may have significant stockholder liability exposure.

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RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR CLASS A COMMON STOCK

You will incur substantial and immediate dilution of the price you pay for your Class A common stock in this offering.

The offering price of our Class A common stock is substantially higher than the net tangible book value per share of the outstanding Class A common stock issued after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur substantial immediate dilution in the net tangible book value per share of Class A common stock from the price you pay for such share.

The best efforts structure of this offering may have an adverse effect on our business plan.

The Placement Agents are offering the shares in this offering on a best efforts basis. The Placement Agents are not required to purchase any securities, but will use their best efforts to sell the securities offered. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us. The success of this offering will impact our ability to use the proceeds to execute our business plan. We may have insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Management has ultimate discretion over the actual use of proceeds derived from this offering.

The net proceeds from this offering will be used for the purposes described under “Use of Proceeds.” However, we reserve the right to use the funds obtained from this offering for other similar purposes not presently contemplated which we deem to be in the best interests of the Company and our stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the Board of Directors with respect to application and allocation of the net proceeds of this offering. Investors who purchase our Class A common stock will be entrusting their funds to our Board of Directors, upon whose judgment and discretion the investors must depend. The failure of our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate dividends to be paid on our Class A common stock and investors may lose the entire amount of their investment.

A dividend has never been declared or paid in cash on our Class A common stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their Class A common stock. We cannot assure stockholders of a positive return on their investment when they sell their Class A common stock nor can we assure that stockholders will not lose the entire amount of their investment. Any payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such a time as the Board of Directors may consider it relevant. If we do not pay dividends, our Class A common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

Our lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues from our primary products.

Our business consists of developing and manufacturing electric vehicles and charging infrastructure. We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace. This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues since we do not expect to have any other lines of business or alternative revenue sources.

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We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Failure to maintain internal controls over financial reporting would have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Class A common stock.

We may use equity incentives for employees, advisors, directors, key consultants and select affiliates. Any issuance of stock upon the conversion of options and/or incentive rights will result in the dilution of the ownership interests of our existing stockholders.

We may use equity incentives for employees, advisors, directors, key consultants and select affiliates. Any issuance of stock upon the conversion of options and/or incentive rights will result in the dilution of the ownership interests of our existing stockholders.

General securities investment risks.

All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our Class A common stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

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We may be unable to meet our capital requirements.

Our capital requirements depend on numerous factors, including but not limited to the rate and success of our research and development efforts, marketing efforts, market acceptance of our products, our ability to establish and maintain our agreements with suppliers, our ability to ramp up production, product demand and other factors. The capital requirements relating to development of our technology and the implementation of our business plan will be significant. We cannot accurately predict the timing and amount of such capital requirements. However, we are dependent on the proceeds of this offering as well as additional financing that will be required in order to develop our products and fully implement our proposed business plans.

However, in the event that our plans change, our assumptions change or prove to be inaccurate, or if the proceeds of this offering prove to be insufficient to implement our business plan, we would be required to seek additional financing sooner than currently anticipated. There can be no assurance that any such financing will be available to us on commercially reasonable terms, or at all. Furthermore, any additional equity financing may dilute the equity interests of our existing stockholders (including those purchasing shares pursuant to this offering), and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If we are unable to obtain additional financing as and when needed, we may be required to reduce the scope of our operations or our anticipated business plans, which could have a material adverse effect on our business, future operating results and financial condition.

If we pursue strategic investments, they may result in losses.

We may elect periodically to make strategic investments in various public and private companies with businesses or technologies that may complement our business. The market values of these strategic investments may fluctuate due to market conditions and other conditions over which we have no control. Other-than-temporary declines in the market price and valuations of the securities that we hold in other companies would require us to record losses related to our investment. This could result in future charges to our earnings. It is uncertain whether or not we will realize any long-term benefits associated with these strategic investments.

The market price of our Class A common stock has fluctuated, and may continue to fluctuate, significantly, and our stockholders may lose all or part of their investment.

The market prices for securities of startup companies have historically been highly volatile, and the market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our Class A common stock has fluctuated, and may continue to fluctuate, significantly in response to numerous factors, some of which are beyond our control, such as:

•	actual or anticipated adverse results or delays in our research and development efforts;
•	our failure to commercialize our XP Platform and XT pickup truck;
•	unanticipated serious safety concerns related to the use of our products;

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•	adverse regulatory decisions;
•	legal disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our intellectual property, government investigations and the results of any proceedings or lawsuits, including patent or stockholder litigation;
•	changes in laws or regulations applicable to the electric vehicle industry;
•	our dependence on third party suppliers;
•	announcements of the introduction of new products by our competitors;
•	market conditions in the electric vehicle industry;
•	announcements concerning product development results or intellectual property rights of others;
•	future issuances of our common stock or other securities;
•	the addition or departure of key personnel;
•	actual or anticipated variations in quarterly operating results;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
•	our failure to meet or exceed the estimates and projections of the investment community;
•	issuances of debt or equity securities;
•	trading volume of our common stock;
•	sales of our Class A common stock by us or our stockholders in the future;
•	overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;
•	failure to meet or exceed any financial guidance or expectations regarding development milestones that we may provide to the public;
•	ineffectiveness of our internal controls;
•	general political and economic conditions;
•	effects of natural or man-made catastrophic events;
•	scarcity of raw materials necessary for battery production;
•	other events or factors, many of which are beyond our control.

Further, price and volume fluctuations may result in volatility in the price of our Class A common stock, which could cause a decline in the value of our common stock. Price volatility of our Class A common stock might worsen if the trading volume of our shares is low. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our Class A common stock.

A sale, or the perception of future sales, of a substantial number of shares of the Class A common stock may cause the share prices to decline.

If our stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of our Class A common stock in the public market, including shares issued in connection with the exercise of outstanding options, the market price of our shares could fall. Sales of a substantial number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. We may become involved in securities class action litigation that could divert management’s attention and harm our business. The stock markets have from time-to-time experienced significant price and volume fluctuations that have affected the market prices for the common stock of automotive companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of a company’s securities. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

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Our quarterly operating results may fluctuate.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our development programs;
•	any intellectual property infringement lawsuit in which we may become involved;
•	regulatory developments affecting our products and related services; and
•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our Class A common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our Class A common stock to fluctuate substantially.

Our ability to utilize loss carry forwards may be limited

Generally, a change of more than fifty percent (50%) in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit our ability to use our net operating loss carryforwards attributable to the period prior to the change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations.

We may be required to expend funds to indemnify officers and directors

Our Charter, as may be further amended, A&R Bylaws and applicable Delaware law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such a person’s promise to repay us, therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. Our Director and Officer liability insurance coverage may be insufficient to cover our exposure. This indemnification policy could result in substantial expenditures by us, which we will be unable to recover. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The preparation of our financial statements requires estimates, judgments and assumptions that are inherently uncertain

Financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

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Unfavorable securities industry reports could have a negative effect on our share price

Any trading market for our Class A common stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Class A common stock could be negatively affected.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the maximum number of shares of our Class A common stock offered hereby will be approximately $              million, after deducting the estimated Placement Agent fees and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We intend to use the net proceeds we receive from this offering to fund planned capital expenditures, working capital and other general corporate purposes, which may include research and development and sales and general administrative matters. These uses may include building AMV battery manufacturing capabilities, working capital to support the continued manufacturing of our battery cell and the continued development of the XP platform and XT pickup truck.

We cannot specify with certainty the amount or particular uses of the net proceeds that we will receive from this offering. However, our business is particularly capital intensive, both with respect to our core business activities and potential acquisition opportunities. We may find it necessary or advisable to use the net proceeds for other purposes, and accordingly, we will have broad discretion in using these proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. See “Risk Factors” for a discussion of certain risks that may affect our intended use of the net proceeds from this offering. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2022 on:

•	an actual basis;

•	as adjusted to give effect to the issuance and sale by us of 439,065 shares of our Class A common stock in our Regulation A+ offering (including bonus shares issued to purchasers thereunder) and Regulation D offering after June 30, 2022; and

•	as further adjusted to give effect to the issuance and sale by us of the maximum number of shares of our Class A common stock offered hereby for net proceeds of approximately $ , after deducting estimated Placement Agent fees and estimated offering expenses payable by us.

	June 30, 2022
($ in millions)	Actual	As Adjusted	As Further Adjusted
CASH & CASH EQUIVALENTS:	$638,038	$6,944,883	$

EQUITY:
Class A Common Stock, par value $0.0001; 54,307,968 shares authorized, 7,657,322 shares issued and outstanding (actual), 54,307,968 shares authorized, 8,096,387 shares issued and outstanding (as adjusted), and shares issued and outstanding (as further adjusted)	766	810

Class B Common Stock, par value $0.0001; 1 share authorized, 0 shares issued and outstanding (actual, as adjusted and as further adjusted)	0	0		0

Class C Common Stock, par value $0.0001; 15,000 shares authorized, 0 shares issued and outstanding (actual, as adjusted and as further adjusted)	0	0		0

Class D Common Stock, par value $0.0001; 41,925,572 shares authorized, 28,425,370 shares issued and outstanding (actual, as adjusted and as further adjusted)	2,843	2,843		2,843

Additional Paid-in Capital	185,448,854	191,755,699
Accumulated Deficit	(184,913,059)	(184,913,059)

TOTAL EQUITY	539,404	6,846,293

TOTAL CAPITALIZATION	$539,404	$6,846,293	$

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DIVIDEND POLICY

We have never declared or paid any cash dividend and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

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SECURITIES MARKET INFORMATION

Market Information

Atlis Motor Vehicles’ Class A common stock is listed for trading on Nasdaq under the symbol “AMV.” As of October 14, 2022, the closing price of our Class A common stock as reported on Nasdaq was $18.44.

Holders

As of October 4, 2022, there were 19,494 holders of record of our Class A common stock.

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DILUTION

If you invest in the Offering, your interest will be diluted to the extent of the difference between the public offering price per share of our shares of Class A common stock and the net tangible book value per share of Class A common stock after the offering. Dilution results from the fact that the per share offering price is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares of Class A common stock. Our historical net tangible book value attributable to shareholders on June 30, 2022 was $528,907 or approximately $0.07 per share of Class A common stock. Our pro forma net tangible book value attributable to shareholders on June 30, 2022 was $6,835,752 or approximately $0.84 per share of Class A common stock, after giving effect to the issuance and sale of our Class A common stock in our Regulation A+ offering and Regulation D offering after June 30, 2022. Net tangible book value per outstanding share represents the total assets less intangible assets and total liabilities, divided by the number of shares of Class A common stock outstanding.

Upon completion of this offering, we will have up to           shares of Class A common stock outstanding. Our pro forma net tangible book value, which gives effect to (i) the issuance and sale of our Class A common stock in our Regulation A+ offering after June 30, 2022 and (ii) the issuance and sale by us of the maximum number of shares of our Class A common stock offered hereby for net proceeds of approximately $           , after deducting estimated Placement Agent fees and estimated offering expenses payable by us, will be approximately $           or $           per share. This would result in dilution to investors in this offering of approximately $          per share of Class A common stock or approximately           % from the assumed offering price of $          per share of Class A common stock. Net tangible book value per share of Class A common stock would increase to the benefit of present shareholders by $ per share attributable to the purchases of shares by investors in this offering.

The following table illustrates this per-share dilution:

Assumed offering price per share of Class A common stock	$
Net tangible book value per share of Class A common stock before the Offering	$
Increase per share of Class A common stock attributable to payment by investors in this offering	$
Pro forma net tangible book value per share of Class A common stock after this offering	$
Dilution per share of Class A common stock to investors in this offering	$

A US $1.00 increase (decrease) in the assumed public offering price of per share would increase (decrease) our pro forma net tangible book value after giving effect to this offering by $ million, the pro forma net tangible book value per share of Class A common stock by $ per share and the dilution in pro forma net tangible book value per share of Class A common stock to new investors in this offering by $ per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting the estimated Placement Agents fees and estimated offering expenses payable by us.

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BUSINESS

The following discussion of our business should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, with respect to descriptions of the financials and operations of the Company’s assets, references herein to the “Company,” “we,” “us” or “our” relate to our business as Atlis Motor Vehicles, Inc.

Atlis Overview and Industry Background

Atlis is a vertically integrated electric vehicle company committed to electrifying Work. The Company intends to produce the AMV XT pickup truck, a 100% electric work truck, and AMV XP Platform, the skateboard chassis that can be used to power various other models of work vehicles such as last mile delivery vehicles, garbage trucks, cement trucks, vans, RVs, box trucks, and more. At the core of Atlis’s hardware platform will be proprietary battery technology intended to be capable of charging a full-size pickup truck in less than 15 minutes and a modular system architecture capable of scaling to meet the specific vehicle or equipment application needs. As of June 30, 2022, Atlis has a total of 73 full time employees.

Principal Products and Services

The Work industry is composed of use cases like agriculture, mining, construction, and utilities. These industries are seeking to transition from Internal Combustion Engine “ICE” vehicles to Electric, and they need capable vehicles at a competitive cost. When making the switch to electric, individuals and businesses are considering vehicle capability, charging solutions, service & maintenance costs, insurance, and total cost of ownership. The Atlis vertically integrated EV technology ecosystem addresses these concerns with its array of products, services, and unique business model:

Our Products

•	AMV Energy 30 pack – We are developing what we believe is a superior battery technology solution designed to enable faster charging than products currently available in the market and inclement weather and output performance that we believe is superior to currently available products. We refer to this battery technology as “AMV Energy.” AMV Energy starts with our “30 pack,” a 30KWh commodity battery pack configuration focused on mobility, equipment, and energy storage and infrastructure applications. The 30 pack will utilize our proprietary battery cell, pack, electronics, and software systems, each of which is developed internally. Additionally, the 30 pack will be a highly capable energy storage solution with a wide range of applications. Not only do we expect to utilize the 30 pack in our own products, but we also intend to manufacture and sell the 30 pack as a separate product line to address the growing demand for battery packs from other companies developing EVs.

•	AMV Energy Cell – We are developing a superior battery cell technology product with thermal and electrical performance that we believe will be unmatched. The AMV Energy Cell will utilize an in-house developed NMC-811 chemistry solution, combined with a proprietary mechanical construction developed to significantly increase thermal management and reduce electrical resistance. The AMV Cell, when implemented utilizing our AMV proprietary battery pack technology and AMV advanced charging station (the “AMV AAC”) solutions, is designed to be capable of delivering consistent power from 0% to 100% battery pack usable capacity, while charging from 0% to 100% usable capacity in 15 minutes or less.

•	AMV AAC – We are building our proprietary AMV Advanced charging station. The AMV AAC will be capable of delivering up to 1.5MW of continuous power, deployable in standalone form as a drop-in direct-grid connection solution. The AMV AAC is an in-house developed charging solution, completed with strategic partnerships, to provide charging capabilities to AMV XT, AMV XP, and non-Atlis branded electric vehicle utilizing CCS 2.0 (Combined Charging System 2.0). We are also developing larger AAC 1.5MW charging locations for pull-thru large vehicle applications. We expect charging costs to be covered as part of our “vehicle-as-a-service” business model described below.

•	AMV XP – The AMV XP aims to provide a scalable technology solution with a connected cloud, mobile, service, and charging ecosystem that will provide positive workflows and customer experiences moving forward. The AMV XP is a proprietary modular vehicle system, or electric skateboard, providing all technology, software, and mobility technology required to develop a vehicle. The AMV XP utilizes our proprietary battery, electronics hardware, mechanical, and software technologies to create a modular vehicle platform that may be utilized by vehicle coach builders and vehicle OEMS to develop new vehicle solutions for niche- and mass-market opportunities while leveraging the network of capabilities and services that we will provide.

•	AMV XT pickup truck – our flagship vehicle, will be a 100% electric full-sized work truck. The AMV XT pickup truck development effort is focused on delivering a full-sized light to medium duty truck capable of meeting the demand of work centric customer applications. The AMV XT pickup truck will be our market entry solution into the world of Work and is intended to be just the beginning of a long line of vehicle solutions constructed using our AMV XP platform. We intend to provide up to 500 miles of range utilizing our battery cell and pack technology, up to 35,000 pounds of towing capacity utilizing our AMV XP Platform, and a simplistic operational approach with fleet connectivity that utilizes our software and cloud service solutions.

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Our Services

•	Atlis Cloud Services – Atlis cloud services will tie the entire customer experience together across vehicles, charging, and energy systems. We are developing Atlis cloud services to bring a seamless customer experience for Atlis customers across all of our business verticals.

•	Atlis Subscription – Atlis subscription is a subscription-based financing approach to marketing and selling product solutions to end customers. We believe the future of the Work industry is a flexible subscription model that allows our customers to focus on business execution while we ensure the infrastructure and products that power work provide a seamless operational experience. The Atlis subscription service will provide a selectable set of services the customer can include or add to existing services. Expected solutions include Fleet Management, energy storage, charging, and future vehicle applications. The AMV XT subscription is expected to include charging, maintenance, charging, vehicle purchase, and insurance.

Our Market Opportunity

We have a tiered approach that encompasses the following foundational markets. Each phased business vertical, starting with the energy vertical, will employ both single use point of sale models as well as a longer-term strategic subscription ownership schedule.

•	AMV Ecosystem – This opportunity represents the combined ecosystem opportunity and yearly recurring revenue opportunity for Atlis. We believe this recurring revenue opportunity for Energy, Mobility, Equipment, and Services represents the full-circle solution for commercial and individual consumer or individual commercial customers. This opportunity represents, across the targeted Energy and XP/XT mobility markets, a significant and growing yearly recurring revenue opportunity for the foreseeable future.

•	AMV Vehicle Batteries – According to Fairfiled Market Research, the global vehicle battery market includes a total opportunity of over 2 TWH of battery capacity needed in the year 2030 for light to heavy duty vehicles. This segment has historically been dominated by the commercial vehicle segments, which typically carry significantly more stored energy than consumer vehicles. The global vehicle battery market is expected to exhibit steady growth and reach revenue of more than $43.4 billion by 2030.

•	AMV Energy –AMV energy storage is built on our proprietary battery technology. We will market our AMB energy storage solutions with the energy market, which encompasses an approximate $360B market opportunity in energy storage, infrastructure, and charging solutions according to Wood Mackenzie. The Atlis energy vertical represents a foundational pillar in the mobility, equipment, and energy production or storage sectors.

•	AMV XP and AMV XT - The second and tier of our market leverages energy and vehicle technology solutions for mass- and niche-mobility markets focused on coach build construction methods. This market opportunity includes commercial, vocational, and recreational vehicles in the Class 2 to Class 6 markets, and represents an approximately 1,400,000 vehicles to be sold by 2030. The light duty electric truck market for Class 2 and 3 vehicle segments is currently dominated by the Ford F250 to F450, the GMC 2500 to 4500, and the Ram 2500 to 4500 vehicles with internal combustion and diesel engines. The current automakers are foregoing electric vehicle offerings in this segment until 2030, but with an internally estimated 400,000 yearly vehicle demand by 2030, we believe this segment represents an untouched opportunity to leverage our AMV energy cell cell and 30 pack technology to make electrification of these vehicle segments possible.

Product Development

Since its incorporation in 2016, Atlis has been focused on research and development. The business strategy, battery intellectual property, and initial truck design were created by the founding team. In March 2018 Atlis launched its first Regulation CF campaign to fund further development of the battery technology and hire the concept team to develop the XP Platform and XT pickup truck designs. In October 2018 Atlis completed a proof-of-concept prototype battery pack that demonstrated a full charge in less than 15 minutes. In 2019 Atlis completed a proof-of-concept prototype build of the XP Platform. Progress slowed due to lapses in available funding until Atlis was able to launch a second Regulation CF campaign in December 2019 to fund an initial production facility and hiring additional engineering team members to finalize design of the AMV Battery cell, XT pickup truck, and XP Platform. In August 2020, Atlis launched a Regulation A+ campaign. Funds from the Regulation A+ campaign were put to use in facility expansion and continued growth of Atlis technical development teams. In September 2021, Atlis launched a Regulation CF campaign. Funds from the Regulation CF campaign were utilized to continue scaling AMV Cube Cell production and growth of engineering technical and development teams. Atlis is currently working to scale the pilot production capability for AMV Cube Cell. Atlis intends to continue growth investments in scaling AMV Cube Cell manufacturing capabilities. Atlis is currently in the process of finalizing engineering designs for the XP platform and XT pickup truck. Once design phase is complete the XP Platform and XT pickup truck prototypes will complete a thorough validation and testing phase before entering production. Product safety and validation testing will be very thorough and will likely require design changes in order to meet necessary requirements. These changes are an anticipated hurdle of the test phase.

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How We Will Generate Revenue

The Company plans to generate revenue through the sale of our products which include our AMV Battery Pack and Cube Cell, the XP platform and the XT pickup truck. Revenue is recognized when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable.

To date, Atlis has not yet generated any revenue from sales of the AMV Battery, XT pickup truck or XP platform. We plan to bring our battery technology to market first, followed by our XP platform and then the XT pickup truck. Atlis has built a pilot production line for the AMV Cube Cell and is working to scale production of battery cells and battery packs in the coming year. Our production-level prototypes are going through internal testing and validation, with customer and third-party validation to follow soon after. We expect to build the first batteries for customers in the second half of calendar year 2022.

The AMV XP Platform and XT Pickup truck products are in research and development stage. The Company has produced a working prototype of the XP Platform and the XT pickup truck. We expect to finalize development of the production model and begin producing trucks for delivery in the coming years.

Atlis has received substantial interest in its product via reservations submitted on the Company’s website. In addition, with each investment in Atlis, our investors have reserved the opportunity to purchase a vehicle as part of our reservation queue. Reservations from email addresses that bounce have been removed, and each reservation is counted as one vehicle unless an Atlis representative speaks to the reservation holder and validates the request for multiple vehicles. These reservations are non-binding, non-deposit, and require no down payment or reservation fee. While a subset of these reservations will convert to sales, we do not have a reasonable projection for the reservation to sales conversion rate at this time. This expressed interest should not be taken as a guarantee of sale.

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Industry

Energy and Battery

The electric vehicle battery industry is rapidly growing as original equipment manufacturers “OEMs” target transition to completely electric product offerings, some as soon as 2025. Electric vehicle batteries are in high demand, and smaller companies are not able to secure battery supply for their production targets from the larger battery manufacturers. According to Wood Mackenzie, by 2030 the 2.3 TWh global need for electric vehicle batteries is 77% higher than the forecasted supply of 1.3 GWh. Atlis intends to supply battery cells and packs to help fill this gap in supply.

Pickup Trucks

Pickup trucks have been the top three best-selling vehicles in the United States for the past five years. Altogether, including the new and used truck market, vehicle up-fitter market, and charging opportunity, the total market opportunity for manufacturers in the pickup truck space is north of $241 billion. Atlis intends to capture the largest market share of the electric work truck market. Our proprietary battery technology is being designed to allow us to deliver unprecedented range and charge times.

Target market demographics

Atlis is developing battery technology intended to power vehicle, heavy equipment, and energy storage markets. Our target customers are consumer and commercial customers seeking energy storage solutions, vehicle manufacturers selling 20,000 and below vehicles per year looking for battery pack systems between 1.5KWh to over 300KWh in capacity, and equipment manufacturers looking for battery storage solutions to electrify their equipment systems which traditionally run off of internal combustion engine vehicles.

We are developing technology that will power Work. Our target customers for the AMV XT pickup truck are work vehicle fleet owners and individual buyers, and our target customers for the AMV XP Platform are work vehicle and upfit vehicle manufacturers. We intend to add value for customers across multiple target industries, including construction, agriculture, and logistics.

The AMV XT pickup truck will be Atlis’s flagship product, designed for up to 500 miles of range, up to 35,000 lbs. fifth wheel towing capability, and 15-minute charge time from 0-100%. The AMV XT pickup truck will be the first application of our core product offering, the AMV XP Platform, our electric vehicle technology platform that is currently in development and is being designed for applications with work vehicles: RVs, box trucks, delivery vehicles, tractors, construction equipment, and beyond. Our modular design is intended to allow the AMV XP Platform to easily accommodate the sizes, shapes, and use cases of a variety of different work vehicles.

Geographic sales territory

Ultimately, Atlis is building a technology platform that is intended to add value across the globe, and our long-term vision includes expansion to the rest of the world. Although our initial focus is to manufacture and sell our products in the United States, we believe a strong interest from international markets allows us quick expansion paths in the future. The Company has signed an agreement with an Australian company called Australian Manufactured Vehicles for XT pickup trucks. We have registered interest in battery packs for vehicles and energy storage solutions in France and New Zealand as well as interest in our XP platform and XT pickup trucks from South American distributors.

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Distribution Channels

Our hardware and services will be facilitated online via our Company's website. Our intent is to allow fleet and consumer customers to purchase the AMV XP Platform, AMV XT pickup truck, and Atlis advanced charging solutions online. Our advanced charging infrastructure will allow users to be able to purchase electricity at our charging stations. This purchase will be conducted through the cloud-based mobile application and website we plan to build.

Growth Strategy

We plan to take a strategic approach to scale. First we plan to bring the AMV Battery to market to drive early revenue as we work toward the launch of the XP Platform and XT pickup truck.

Our near future strategy is to focus on execution. We are completing testing and design for manufacturing the AMV Cube Cell. From there, we plan to stand up production and begin ramping battery cell and pack manufacturing. We are also standing up battery pack manufacturing in parallel to battery cell manufacturing to meet current projected customer demand where customers have signed an LOI (letter of intent) and MOU (Memorandum of Understanding) for battery pack requests for the calendar year 2022. We are continuing the design work to deliver our production prototype of the XP Platform and intend to deliver hand-built XT pickup trucks to follow.

We plan to leverage our active social media presence, influencer marketing and customer word of mouth to generate additional interest in our products.

We intend to develop a dedicated sales team pursuing larger fleet customers. Fleet purchases and fleet management will be completed through Atlis Cloud services and connected vehicle systems.

Need for Government Approval of Principal Products or Services

 As we progress, we may need to obtain government approval for meeting federal transportation safety guidelines.

Significant Purchases of Plant and Equipment

Category	Purchase Price
Battery Cell Manufacturing Equipment (Mixing, Coating, Stamping, Stacking, Jelly Roll Can Insert, Can Seamer, Electrolyte Filling, Laser Welding)	$2,900,000
Battery Cell Formation Equipment (Chamber Oven, Formation, Qualification)	$650,000
TOTAL	$3,550,000

Liquidity & Capital Resources

As of September 28, 2022, Atlis had a balance of $1,278,779.12 in cash available. As of September 28, 2022, Atlis has $260,000 in revolving credit with Divvy.

Property

Atlis has occupied 1828 Higley Road, Mesa AZ, for all its operations. The 42,828 Sq. Ft. industrial facility is occupied solely by Atlis. The facility includes both office space and warehouse space.

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Legal Proceedings

No active legal proceedings are currently pending to which the Company or any of its property are subject.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited condensed consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this prospectus. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Company Overview

Atlis Motor Vehicles, Inc. is a vertically integrated electric vehicle (“EV”) company committed to electrifying work. The Company was incorporated in the State of Delaware on November 9, 2016, and maintains its headquarters in Mesa, Arizona. Atlis is a pre-revenue development stage company with a goal to design, develop and produce electric vehicles and components. We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given expenses related to the completion of its ongoing research and development activities. In 2021, the Company achieved important milestones and built the foundation on which we plan to grow our company. We produced the first AMV battery cell which charges in under ten minutes and successfully launched the AMV XT truck prototype. We plan to continue development in these areas with plans to begin generating revenue in 2023.

Company and Industry Outlook

We believe the battery and medium to heavy duty truck EV markets are expected to grow to $560 billion and $15.6 billion, respectively, by the year 2030. Additionally, recent legislation introduced by the United States Government has placed a focus on moving away from traditional fossil fuel powered vehicles toward the EV space.

We are focused on capturing a portion of the EV segment that we believe is not fully serviced by current EV manufacturers. Our goal is to provide vehicle and battery solutions designed for the commercial segment, including construction, agriculture, mining, and fleet services, amongst others. We have designed and built proprietary battery technology capable of allowing EV usage that is comparable to current fossil fuel based medium and heavy-duty trucks. We believe this battery technology is a key differentiator for us. Our proprietary battery technology will allow for a maximum towing capacity of up to 35,000 pounds, driving range of 300 – 500 miles, and the ability to charge a vehicle from zero percent to a full 100% in under fifteen minutes. In addition to our battery technology, we are also developing the XP platform, a skateboard chassis that can be used to power various models of work vehicles, with the intention of streamlining the vehicle maintenance process with standardized components that are easy to replace or repair. As part of this platform, we intend to offer a scalable technology solution with a connected cloud, mobile, service and charging ecosystem that will provide what we believe will be unprecedented workflows and customer experience. We are also developing a 100% electric, full-sized work truck. As mentioned above, we launched a prototype of this vehicle in fiscal 2021. Finally, we plan to provide services for our vehicles and platforms, including 1.5 Megawatt charging stations and a subscription service that covers maintenance, insurance and service costs, all of which are designed to improve the customer experience and remove costs and complexities from customer vehicle and maintenance programs.

Our plan is to begin to sell our proprietary battery packs beginning in fiscal year 2022, followed by the commercialization of our XP Platform in fiscal years 2022 and 2023 and finally, production and delivery of our XT pickup trucks in fiscal 2024.

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During the six months ended June 30, 2022, we believe we have made meaningful progress in meeting our operating plans, including:

•	Began testing and validation of our proprietary battery cube cell and increased production capabilities with additional equipment designed to scale manufacturing.

•	Developed and tested a prototype charging handle and cable designed to charge the company’s batteries at 1.5 MW.

•	Secured our first order and received a deposit on two XP platforms.

•	Increased employee headcount by 37 in order to support our plans for growth.

•	Continued to raise capital through our Regulation A and crowdfunding campaigns.

As mentioned above, we are currently a pre-revenue company. During the second quarter of fiscal year 2022, we received a deposit for production of two XP Platforms for planned delivery at a later date. We expect to incur a loss on this project. Additionally, until we obtain sufficient capital to efficiently scale our production capabilities and increase production volume, we expect to incur losses on each product we sell. We are seeking additional sources of capital in order to achieve our production goals. There is no assurance that we will obtain a sufficient level of capital through public markets or through other means in the time frames needed to sustain or grow the business or on terms agreeable to us.

Results of Operations

Three Months Ended June 30, 2022 Compared to the Three Months Ended June 30, 2021

The following table sets forth certain statement of operations data for the three-month periods ended June 30, 2022 and June 30, 2021 (certain amounts may not calculate due to rounding):

	2022	% of Total Expenses	2021	% of Total Expenses	Change

Revenue	$-	-%	$-	-%	$-

Operating expenses:
Stock based compensation	10,252,172	58	3,550,105	58	6,702,067
General and administrative	4,445,964	25	1,168,391	19	3,277,573
Advertising	1,782,019	10	960,176	16	821,843
Research and development	1,171,713	7	473,444	8	698,269
Total operating expenses	17,651,868	100	6,152,116	100	11,499,752

Operating loss	(17,651,868)	100	(6,152,116)	100	(11,499,752)

Other income (expense):
Paycheck protection program forgiveness	397,309	-	-	-	397,309
Loss on disposal of property and equipment	(152,284)	-	-	-	(152,284)
Other income (expense)	115,243	-	(36,427)	-	151,670
Total other income (expense)	360,268	-	(36,427)		396,695

Net loss	$(17,291,600)	-%	$(6,188,543)	-%	$(11,103,057)

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Stock based compensation.  Stock based compensation increased $6,702,067 from $3,550,105 during the second quarter of 2021 to $10,252,172 in the second quarter of 2022 as a result of the vesting of stock options for employees and executives including $2,911,147 of expense in the current six-month period compared to $4,330,169 in first six months of the prior year period related to stock options for the Company’s President and its Chief Executive Officer.

General and administrative. General and administrative expenses increased from $1,168,391 in the prior year’s second quarter to $4,445,964 in the second quarter of 2022, or $3,277,573 primarily as a result of increased salaries and benefits from increased headcount and higher expenses related to legal and professional services in preparation for the Company’s public offering.

Advertising. Advertising increased by $821,843 from $960,176 in the second quarter of 2021 to $1,782,019 in the second quarter of 2022 as the company worked to increase awareness of its innovative products with consumers and to support the Company’s crowd funding campaigns through its various social media outlets.

Research and development. Research and development expenses increased $698,269 in the second quarter of 2022 compared to the prior year period as the company continued to ramp up development on its core products.

Other income (expense). Other income increased $396,695. The current year’s second quarter includes $397,309 in income from the forgiveness of the Company’s Paycheck Protection Program loan.

Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

The following table sets forth certain statement of operations data for the six-month periods ended June 30, 2022, and 2021 (certain amounts may not calculate due to rounding):

	2022	% of Total Expenses	2021	% of Total Expenses	Change

Revenue	$-	-%	$-	-%	$-

Operating expenses:
Stock based compensation	24,207,101	65	6,676,775	60	17,530,326
General and administrative	7,614,408	20	2,587,836	23	5,026,572
Advertising	3,637,816	10	1,153,806	10	2,484,010
Research and development	1,866,089	5	746,046	7	1,120,043
Total operating expenses	37,325,414	100	11,164,463	100	26,160,951

Operating loss	(37,325,414)	100	(11,164,463)	100	(26,160,951)

Other income (expense):
Paycheck protection program forgiveness	397,309				397,309
Loss on disposal of property and equipment	(152,284)				(152,284)
Other income (expense)	102,700	-	(36,878)	-	139,578
Total other income (expense)	347,725	-	(36,878)	-	384,603

Net loss	$(36,977,689)	-%	$(11,201,341)	-%	$(25,776,348)

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Stock based compensation.  Stock based compensation increased $17,530,326 from $6,676,775 during the six months ended June 30, 2021 to $24,207,101 in the six months ended June 30, 2022 as a result of the vesting of stock options for employees and executives, including $8,707,500 of expense in the current six month period compared to $7,567,260 in first six months of the prior year period related to stock options for the Company’s President and its Chief Executive Officer.

General and administrative. General and administrative expenses increased from $2,587,836 during the first six months of the prior year compared to $7,614,408 in the first six months of 2022, or $5,026,572 primarily as a result of increased salaries and benefits from increased headcount and higher expenses related to legal and professional services in preparation for the Company’s public offering.

Advertising. Advertising increased by $2,484,010 from $1,153,806 during the first six months of 2021 to $3,637,816 in the first six months of 2022 as the Company worked to increase awareness of its innovative products with consumers and to support the Company’s crowd funding campaigns through its various social media outlets.

Research and development. Research and development expenses increased $1,120,043 during the first six months of 2022 compared to the prior year period as the Company continued to ramp up development on its core products.

Other income (expense). The Company recorded $347,725 in other income during the first six months of fiscal 2022 primarily from the forgiveness of the Company’s Paycheck Protection Program loan of $397,309.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

The Company generated no revenues in 2021 and 2020.

Operating expenses consist primarily of stock-based compensation, salaries, legal & professional fees, general and administrative expenses, research and development costs and advertising.

Our stock-based compensation expense resulting from grants of employee stock options is recognized in the consolidated financial statements based on the respective grant date fair values of the awards. We use the Black-Scholes option-pricing method for valuing stock options and shares granted under the employee stock purchase plan and recognize the expense over a requisite service (vesting) period using the straight-line method. On August 24, 2021, the Company changed its share-based employee compensation to options-based compensation. In order to ensure consistency across all current and former employees, the Company offered all current and former employees with existing stock grants the option to relinquish their Atlis shares for Atlis options at an average ratio of 6.64 options for every share relinquished. Of the approximately 6,550,000 share grants outstanding, approximately 5,200,000 were relinquished in return for approximately 34,569,000 options that would vest between 2021 and 2024. Additionally, Atlis CEO Mark Hanchett relinquished 10,0000,000 of his Class A common stock. In return Mr. Hanchett received options for 10,000,000 Class A common stock. The Company granted Mr. Hanchett 10,000,000 shares of Class D common stock with ten voting rights each. Finally, approximately 578,400 Atlis options were granted to new employees, non-employees and Board of Directors. The Company elected to recognize employee stock-option compensation expense related to the options grants as they were incurred. This expense was determined by applying the Black-Scholes model on the third-party appraisal value of the underlying share price for each stock as of August 24, 2021. As a result, the company recorded approximately $114,579,500 of incremental compensation expense as of December 31, 2021.

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Salaries expense increased to $3,792,812 in 2021 from $2,396,903 in 2020 due to an increase in team size to facilitate continued progress on the product development and business growth. Advertising expense increased significantly to $2,677,641 in 2021 from $397,181 in 2020 to support the Company’s crowdfunding campaigns. Research and Development expense of $1,655,365 in 2021 increased from $574,483 in 2020 to support the development of the XT pickup truck prototype and our proprietary battery technology. Legal and professional fees increased to $767,276 in 2021 from $347,802 as a result of increasing our use of contractors to support accounting, audit, legal, and broker-dealer functions.

General and administrative expenses totaled $576,753 in 2021 and $150,025 in 2020. The increase was primarily driven by rent expense, increased staff, equipment purchase and technology to support general operations.

As a result of the foregoing, our Net Loss from Operations was approximately $133,736,000 and $11,664,000 as of December 31, 2021, and December 31, 2020 respectively.

Liquidity and Capital Resources

For the Six Months Ended June 30, 2022 Compared to June 30, 2021

The table below sets forth a summary of our cash flows for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021

Net cash used in operating activities	$(11,330,613)	$(4,689,071)
Net cash used in investing activities	(59,385)	(119,506)
Net cash provided by financing activities	8,881,902	5,419,625

As disclosed in Note 1 of the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus the accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern.

During the six-month period ended June 30, 2022, the Company incurred a net loss of $36,977,689 and had net cash flows used in operating activities of $11,330,613. On June 30, 2022, the Company had $638,038 in cash and an accumulated deficit of $184,913,059.

The Company continues to raise capital through stock sales and investment campaigns. The Company raised an aggregate of $14,048,186 from the sale of common stock through its Regulation A+ offering, $8,881,902 of which was raised in the six months ended June 30, 2022. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date these financial statements are issued. Company management is addressing this risk by pursuing all available options for funding. The Company’s success is dependent upon achieving strategic and financial objectives, including accessing capital through public markets. Atlis has spent the last several years developing technology that will electrify work. In 2021, the Company delivered on its commitment to build and test what we believe is superior battery technology and to successfully deliver the XT prototype. In 2022, we plan to continue progress toward revenue generation and to secure sufficient funding to execute on our operational milestones.

Net Cash Used in Operating Activities.  Net cash used in operating activities during the six months ended June 30, 2022 was $11,330,613. The use of cash resulted primarily from a net loss of $36,977,689, offset by non-cash employee and non-employee stock-based compensation expense of $24,207,101 and $626,529, respectively, loss on the sale of property and equipment and changes in working capital, an increase in other receivables related to the sale of property and equipment and forgiveness of the paycheck protection loan.

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Net cash used in operating activities during the six months ended June 30, 2021 of $4,689,071 resulted primarily from a net loss of $11,201,341, offset by non-cash employee and non-employee stock compensation of $6,676,775 and $186,372, respectively, and net changes in working capital.

Net Cash Used in Investing Activities.  Net cash used in investing activities during the six months ended June 30, 2022 and 2021, of $59,385 and $119,506, respectively, was related to purchases of property and equipment and during each period. Cash used in investing activities during the six-month period ended June 30, 2021 also included $36,561 for payments toward the development of patents.

Net Cash Provided by Financing Activities.  Net cash provided by financing activities of $8,881,902 during the six months ended June 30, 2022 primarily consisted of proceeds from stock issuance from our Regulation A+ offering.

Net cash provided by financing activities of $5,419,625 during the six months ended June 30, 2021 primarily consisted of proceeds from stock issuance of $5,022,316 and receipt of $397,309 in proceeds from the paycheck protection program loan. This loan was forgiven in April of 2022.

For the Year ended December 31, 2021 Compared to December 31, 2020

Our financial statements appearing elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Atlis’s ability to continue as a going concern is contingent upon its ability to raise additional capital as required.

As of December 31, 2021, our cash balance was approximately $3,146,000. As mentioned above, no significant revenues have been generated since inception and no revenues were expected in the 2021 fiscal year. Unless we receive significant additional financing in the near future, we will not be able to execute on our operational deliverables or conduct our planned operations. Development of battery and electric vehicle technology on a large scale is a very cash and time intensive proposition. Accordingly, our business plan is dependent on our ability to raise sufficient investments.

Current Plan of Operations

Our plan of operations is currently focused on the development and production of our battery cells and packs, XP platform, and XT pickup truck. We expect to incur substantial expenditures in the foreseeable future for the extended development and testing of our technology and the commercialization of the products. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. Our products will require extensive technical evaluation, potential regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our products with the goal of becoming the market leader in electric trucks.

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital through the sale of shares offered for sale in this prospectus, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months. If we are unable to do so, our ability to continue as a going concern will be in jeopardy, likely causing us to curtail and possibly cease operations.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders. If in the future we are not able to demonstrate adequate progress in the development of our product, we will not be able to raise the capital we need to continue our then current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

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Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

Basis of Presentation and Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and our actual results, our financial condition or results of operations may be affected. There have been no changes to our critical accounting policies since we filed our 2021 Form 1-K.

Critical Accounting Policies

As disclosed in Note 11 of the Unaudited Condensed Consolidated Financial Statements presented elsewhere in this Report, the Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period.

The Company uses the Black-Scholes option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could have a material impact on our stock-based compensation expense and therefore, our operational results.

Emerging Growth Company Status

As a public reporting company under the Exchange Act, we are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act”) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1.0 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our common stock that is held by non-affiliates exceeds $700 million, we would cease to be an “emerging growth company”.

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MANAGEMENT

The directors and executive officers of Atlis Motor Vehicles as of October 11, 2022 include:

Name	Age	Position
Mark Hanchett	41	Chief Executive Officer and Chairman of the Board
Annie Pratt	30	President and Director
Apoorv Dwivedi	41	Chief Financial Officer
Benoit Le Bourgeois	45	Vice President of User Experience
Kate Sieker	42	Vice President of People
David Apps	51	Vice President of Operations
Britt Ide	49	Director
Caryn Nightengale	47	Director

Mark Hanchett, Chief Executive Officer - Mark Hanchett has over ten years of product development experience with 16 successful electromechanical and software product launches that have already created significant change in the world. Mark Hanchett brings a passion for solving hard problems in product strategy, design, manufacturing, and business operations, while continuously driving a focus on the best possible customer experience. Mark has served as Founder, Director, and CEO of Atlis since inception in 2016. Before starting Atlis, Mark was a director at Axon Enterprise Inc from 2012 to 2017, leading teams in the development of innovative hardware and software products for law enforcement. From 2007 to 2012 he served as a senior mechanical engineer and project manager leading cross-functional teams through design and development of innovative conductive electrical weapons at Axon Enterprise Inc.

Annie Pratt, President - Annie is a creative problem solver with a background in product management, design, and business. After studying Product Design at Stanford’s design school, she kicked off her career as a Product Manager at Axon Enterprise from 2014-2016, launching in-car video solutions for law enforcement. From 2016-2019 she served as the Director of Consumer Products at Axon, where she built an independent business unit on its own P&L with dedicated sales, customer service, marketing, product development, manufacturing, and quality functions. That Consumer business unit doubled both revenue and profit in three years. Annie joined Atlis as Chief of Staff in 2019 and has served as the company’s President since April 2020, where she has run marketing, sales, finance, people operations, and legal functions.

Apoorv Dwivedi, Chief Financial Officer – Apoorv leads our finance function and ensures that Atlis continues to optimize capital and resources as we grow. He brings extensive finance and corporate strategy experience from Fortune 100 companies across multiple industries that include automotive, technology, financial services, retail, and industrial. Prior to Atlis, from 2019 to 2022, Apoorv was the Director of Finance for Cox Automotive where he successfully ran the Manheim Logistics business. From 2018 to 2019, Apoorv was Director of Presales within the finance solutions group at Workiva. From 2010 to 2017, he held corporate finance roles at the General Electric Company across both the GE Capital and GE Industrial businesses. Apoorv began his career at ABN-AMRO, N.A. and was instrumental in building one of the first data analytics teams at Sears Holdings Company. Apoorv earned his Bachelors in Finance from Loyola University – Chicago and his MBA from Yale School of Management.

Benoit Le Bourgeois, Vice President of User Experience – Ben has over 20 years of experience in automotive infotainment, connectivity, and user experience development. Since joining Atlis in 2020, Ben has run all hardware, software, and user experience engineering efforts. Prior to Atlis, Ben was Head of Connectivity at Byton from 2016-2020.

Kate Sieker, Vice President of People – Kate is passionate about people, building companies & communities, and inspiring others to harness their unique strengths and potential, both in and out of the office. She has been working with startups since 2005 and has served as the Head of Talent and People for companies based in Silicon Valley, Boston, Austin, Denver, New York and Phoenix. She has earned a Bachelors in Psychology from Rogers Williams University and a Masters from Northeastern University in Corporate and Organizational Communication with a dual focus on Human Resource Management. Additionally, Kate lends her time and talent to support the entrepreneurial community in Arizona. She runs the umbrella organization for Phoenix Startup Week, #yesPHX, ThrivePHX, StartupTogetherAZ and April is for Entrepreneurs in Arizona.

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David Apps, Vice President of Operations – David joined Atlis with 23 years of OEM automotive industry experience in operations and manufacturing engineering. He has served a key role with the launch of 3 greenfield factory projects as well as numerous vehicle launches. Passionate with the electrification of transportation, David has spent the last 9 years of his career in the EV industry. David joined Tesla in Operations at Fremont in 2013 helping to improve production throughput on the Model S in stamping and body. David later supported the launch and ramp up of both the Model X and the 3. After leaving Tesla, David took on a leadership role in advanced manufacturing engineering at Byton, a Chinese based EV startup – coordinating vehicle design and manufacturability reviews while supporting the build of a greenfield factory in Nanjing, China. David joined Atlis after 2 years at Nikola Motors, where he led the team to develop manufacturing process and equipment in support of new factory construction in Coolidge, Arizona. Hailing from southwestern Ontario, David holds a Bachelor of Applied Science in Mechanical Engineering as well as a Bachelor of Arts from the University of Toronto.

Britt Ide, Director - As a Board Director for Atlis since 2021, Britt brings a deep background and many connections to help ATLIS grow. She is an experienced private and public board director (e.g., Nasdaq: NorthWestern Energy 2017-Present and CleanTech Acquisition Corp 2021-Present) with deep expertise in the clean energy and cleantech sectors. Her degrees include BS Mechanical Engineering, MS Environmental Engineering, and a Juris Doctor. She has extensive experience in corporate governance, ESG (environmental, social, and governance), M&A, and executive development. Britt was appointed by the US Secretary of the Department of Energy to serve as an Ambassador for the Clean Energy, Education, and Empowerment program. Ms. Ide’s significant familiarity with our industry and business and financial expertise make her an ideal candidate to serve on our board and serve as a member of our Audit Committee.

Caryn Nightengale, Director - Caryn Nightengale is seasoned executive with an extensive background in operations, fiscal management, corporate development, and investment banking. Most recently, from 2019-2022 Caryn was the Chief Financial Officer of Wisk Aero LLC, manufacturer of a self-flying air taxi. Prior to joining Wisk, Caryn served as the Chief Financial Officer of Liquid Robotics from 2017-2019, a sustainability-focused robotics company. Previously, she was an internal strategic advisor to senior leadership of The Boeing Company, and she was an investment banking advisor at BMO Capital Markets. In both roles, Caryn leveraged her financial and strategic expertise to accelerate growth through M&A, joint venture, equity, venture capital and debt transactions. Caryn earned an MBA from the Tuck School of Business at Dartmouth College and a BS in Economics from The Wharton School, University of Pennsylvania with a major in finance and a minor in Japanese Studies. Caryn serves on the Penn Athletics Board of Advisors, the Penn Basketball Board of Directors, and is Vice Chairperson of the MBA Council at the Tuck School of Business at Dartmouth. Ms. Nightengale brings extensive business and financial expertise to our board. For this reason, we believe she is an ideal candidate to serve on our board and serve as our Audit Committee Chairman.

Controlled Company

Mr. Hanchett holds more than 50% of the voting power of the Company’s voting securities for the election of directors. As a result, the Company is, and expects to continue to be, a controlled company within the meaning of the Nasdaq rules, and, as a result, we qualify for exemptions from certain corporate governance requirements.

Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•	the requirement that a listed company have a nominating and governance committee that is composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must comply with the exchange’s other corporate governance standards. These include having and audit committee and the special meetings of independent or non-management directors.

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Independence of Directors

Under the listing rules of Nasdaq, the Company is not required to have a majority of independent directors serving on the Board, for so long as the Company is considered a controlled company within the meaning of the Nasdaq corporate governance standards. The Board has determined Mses. Ide and Nightengale are independent within the meaning of Nasdaq Marketplace Rule 5605(a)(2).

Committees of the Board

Audit Committee

Our Audit Committee consists of Mses. Ide and Nightengale with Ms. Nightengale serving as chairperson resulting in two independent directors as members of the audit committee. Our Board of Directors has determined that the chairperson of the audit committee can read and understand financial statements and will ensure that each member seated in the future will be able to, read and understand fundamental financial statements and qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq. As a controlled company, we remain subject to rules of Sarbanes-Oxley and Nasdaq that require us to have an audit committee composed entirely of independent directors, subject to certain “phase-in” provisions for newly public companies, which we plan to utilize. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on Nasdaq, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

Our audit committee will assist our Board of Directors with its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of our risk assessment and risk management. Among other things, our audit committee will be responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also will discuss with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, will initiate inquiries into certain aspects of our financial affairs. Our audit committee will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee will have sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Our written audit committee charter can be found on the Company website.

Compensation Committee

Because we are a “controlled company”, we will not be required to, and do not intend to have a fully independent compensation committee. If and when we are no longer a “controlled company” within the meaning of Nasdaq’s corporate governance standards, we will be required to establish a compensation committee. This committee would assist our Board of Directors with its oversight of the forms and amount of compensation for our executive officers (including officers reporting under Section 16 of the Exchange Act), the administration of our equity and non-equity incentive plans for employees and other service providers and certain other matters related to our compensation programs. Our compensation committee, among other responsibilities, will evaluate the performance of our Chief Executive Officer and, in consultation with him, will evaluate the performance of our other executive officers (including officers reporting under Section 16 of the Exchange Act).

Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the applicable Nasdaq or market corporate governance standards.

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Nominating and Corporate Governance Committee

Because we are a "controlled company", we will not be required to, and do not currently expect to, have a nominating and corporate governance committee. If and when we are no longer a "controlled company" within the meaning of Nasdaq’s corporate governance standards, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be "independent" under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan.

Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards

Code of Business Ethics and Conduct Policy

Our Board has adopted a Code of Business Ethics and Conduct Policy applicable to the Company’s directors, officers and employees in accordance with applicable securities laws and the corporate governance rules of Nasdaq. Copies of our Code of Business Ethics and Conduct Policy are available on our Company website. The information on our website is not a part of this prospectus. Any amendments to or waivers of certain provisions of our Code of Conduct may be made only by our Board and will be disclosed on our corporate website promptly following the date of such amendment or waiver as required by applicable securities laws and the corporate governance rules of Nasdaq.

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EXECUTIVE COMPENSATION

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section describes the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated executive officers whom we refer to as our “Named Executive Officers” or “NEOs”.

Introduction

For the year ended December 31, 2021, the Company’s Named Executive Officers were:

•	Mark Hanchett, Chief Executive Officer;

•	Annie Pratt, President; and

•	Benoit Le Bourgeois, Vice President, User Experience.

The objective of the Company’s compensation program is to provide a total compensation package to each Named Executive Officer that will enable the Company to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our stockholders, encourage individual and collective contributions to the successful execution of our short and long-term business strategies, and reward our Named Executive Officers for favorable performance.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to the Company by our Named Executive Officers for the year ended December 31, 2021. Additional information on our Named Executive Officers’ annual compensation for the year ended December 31, 2021 is provided in the narrative sections following the Summary Compensation Table.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)(4)	Option Awards ($)(3)(4)	Total ($)

Mark Hanchett, Chief Executive Officer	2021	167,692	4,380,061	121,891,436	126,439,189
Annie Pratt, President	2021	167,692	4,986,133	41,420,328	46,574,153
Benoit Le Bourgeois, VP, User Experience	2021	117,385	21,918	2,152,751	2,574,153

(1)	The amounts reported in the “Salary” column represent the portion of each NEO’s base salary paid in cash.
(2)	The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value of (i) shares of fully vested Class A common stock awarded during the Hybrid Base Salary period (described under “Agreements with our Named Executive Officers”) and (ii) for Mr. Hanchett and Ms. Pratt, restricted shares and fully vested shares of Class A and Class D common stock awarded in 2021, in each case calculated in accordance with FASB ASC Topic 718.
(3)	The amounts reported in the “Option Awards” column for each NEO represent the aggregate incremental fair value associated with the modification of stock awards (described under “Equity Incentive Compensation”) granted before August 24, 2021 in exchange for the grant of nonqualified stock options on August 24, 2021, calculated in accordance with FASB ASC Topic 718.
(4)	For a discussion of the assumptions and methodologies used in calculating the grant date fair value of Class A and Class D common stock and the incremental fair value increase of the modified stock awards, please see Notes 2 and 9 to the Company’s audited financial statements for the fiscal year ended December 31, 2021, filed herewith.

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Narrative Disclosure to Summary Compensation Table

Agreements with our Named Executive Officers

All of our Named Executive Officers are employees-at-will and we have not entered into any employment, severance, change in control or similar agreements with any of them, nor are we otherwise currently responsible for any payment upon the termination of their employment. Ms. Pratt and Mr. Le Bourgeois have entered into the Company’s standard confidentiality agreement that generally applies to all salaried employees. Treatment of option awards upon the termination of a Named Executive Officer’s employment or a change in control is described in more detail below under the section titled “Potential Payments Upon Termination or Change in Control.”

In 2021, each Named Executive Officer received a letter that superseded any prior offer letter or compensation arrangement with the Company. The letters provided that each executive would receive 70% of their base salary in cash and 30% of their base salary as a stock award (“Salary Stock Award”), granted each bi-weekly payroll period (“Hybrid Base Salary”), plus an additional stock award equal to 15% of the Named Executive Officer’s base salary paid on the same schedule as the Salary Stock Award (“Additional Stock Award”). The Hybrid Base Salary and Additional Stock Award were paid from January 1, 2021 until July 11, 2021, after which point the Named Executive Officer’s base salaries were paid in cash for the remainder of 2021. With respect to their Salary Stock Awards and Additional Stock Awards, Mr. Hanchett, Ms. Pratt and Mr. Le Bourgeois received 420.09 shares, 420.09 shares and 294.06 shares of Class A common stock, respectively, for each bi-weekly pay period the Hybrid Base Salary was in effect.

Base Salary

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. The annual base salary rate for each of the Named Executive Officers was established at levels commensurate with historical compensation with any adjustments deemed necessary to attract and retain individuals with superior talent appropriate and relative to their expertise and experience. For 2021, our Named Executive Officers’ base salary rates were $200,000, $200,000 and $140,000 for Mr. Hanchett, Ms. Pratt and Mr. Le Bourgeois, respectively. For a description of the Hybrid Base Salary paid in 2021, see “Agreements with our Named Executive Officers.”

Annual Bonus

Annual cash incentive awards are used to motivate and reward our employees. We do not maintain a formal annual cash incentive award plan. Instead, such awards are determined on a discretionary basis and are generally based on individual and Company performance. We intend to adopt a formal bonus plan in which certain of our employees, including the Named Executive Officers, will be eligible to participate going forward but have not done so as of the date of this prospectus. For 2021, no Named Executive Officer was determined to have earned a discretionary cash bonus.

Equity Incentive Compensation

Equity incentive compensation is used to promote performance-based pay that aligns the interests of our executive officers with the long-term interests of our equity-owners and to enhance executive retention. Historically, the Company has made stock awards to each of the Named Executive Officers on a fully vested basis or subject to monthly or annual ratable vesting.

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In August 2021, the Board approved the Employee Stock Option Plan (the “Equity Compensation Plan”), which was shortly thereafter implemented by the Company. The Equity Compensation Plan authorizes a committee of the Board to issue grants of stock options to employees, non-employee directors and consultants as a component of overall compensation. On August 23, 2021, the Board determined it was in the best interests of the Company and its stockholders to modify employees prior stock awards. Under the Equity Compensation Plan, employees could elect to convert their stock awards into nonqualified stock options at a weighted average conversion ratio for every one stock award (for Mr. Hanchett – 1:1 option to share ratio for the first 10 million shares, 6.64 option to share ratio thereafter; Ms. Pratt – 6.64 option to share ratio; and Mr. Bourgeois – 2.83 option to share ratio). A condition of the conversion was the relinquishment of all stock awards previously awarded through the August 24, 2021 conversion date. The Named Executive Officers each elected to convert their prior stock awards into options, including the Hybrid Stock Award, Additional Stock Award and certain stock award grants of Class A common stock made to Mr. Hanchett (869,537 shares) and Ms. Pratt (991,483 shares) in the first half of 2021 for services provided to the Company. The option awards were generally subject to time-vesting conditions, as set forth in the footnotes to the “Outstanding Equity Awards at 2021 Fiscal Year-End” table. As of the date of this prospectus, the Company is still assessing whether future equity awards will be made under the Equity Compensation Plan and/or a new omnibus equity incentive plan.

In addition, pursuant to certain Assignment of Stock agreements entered into by Mr. Hanchett and Ms. Pratt, the Company assigned 17,803,675 fully vested shares and 5,671,695 fully vested shares, respectively, of Class D common stock, and 12,300,000 restricted shares and 6,150,000 restricted shares, respectively, of Class D common stock, on August 27, 2021. The restricted shares are subject to the vesting conditions set forth in the footnotes to the “Outstanding Equity Awards at 2021 Fiscal Year-End” table. For a description of our Class D common stock, see Note 2 to the Company’s audited financial statements for the fiscal year ended December 31, 2021, filed herewith.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code whereby employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We currently do not provide matching contributions under the plan. In addition, we do not provide perquisites to our Named Executive Officers.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2021.

	Option Awards(1)				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested (#)(3)

Mark Hanchett	19,303,675	10,800,000	7.00	8/24/2031	10,800,000	0
Annie Pratt	6,421,695	5,400,000	7.00	8/24/2031	5,400,000	0
Benoit Le Bourgeois	69,385	396,356	7.00	8/24/2031	-	-

(1)	All option awards reflected in this table were granted under the Company’s Equity Compensation Plan on August 24, 2021. For Mr. Hanchett and Ms. Pratt, their option awards vest or vested as follows: (i) 17,803,676 options and 5,671,696 options, respectively, on August 24, 2021; (ii) 375,000 options and 187,500 options, respectively, vesting monthly on the first of the month from September 1, 2021 through December 1, 2021; and (iii) 300,000 options and 150,000 options, respectively, vesting monthly on the first of the month starting January 1, 2022 through December 1, 2024. For Mr. Benoit, his option award vests as follows: 12,764 options on August 24, 2021, 56,622 options on September 2, 2021, 56,622 options on September 2, 2022, 134,244 options on September 2, 2023 and 226,489 options on September 2, 2024.

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(2)	All outstanding restricted shares of Class D common stock were granted on August 27, 2021. Mr. Hanchett and Ms. Pratt’s restricted shares of Class D common stock vest or vested as follows: (i) 375,000 options and 187,500 options, respectively, vesting monthly on the first of the month from September 1, 2021 through December 1, 2021; and (ii) 300,000 options and 150,000 options, respectively, vesting monthly on the first of the month starting January 1, 2022 through December 1, 2024.
(3)	The amount reflects the market value per share of our Class D common stock determined by our Board as of December 31, 2021, multiplied by the amount shown in the column for the number of shares that have not yet vested. For a description of some of the factors the Board used in determining the market value of our Class D common stock, see Note 2 to the Company’s audited financial statements for the fiscal year ended December 31, 2021, filed herewith.

Potential Payments Upon Termination or Change in Control

As described above under the section titled “Narrative Disclosure to Summary Compensation Table—Employment Agreements,” we have not entered into any employment, severance, change in control or similar agreements with any of our Named Executive Officers, nor are we otherwise currently responsible for any payment upon the termination of any of our Named Executive Officers for any reason.

A Named Executive Officer’s outstanding, unvested option awards will be forfeited and immediately terminate in the event of a Named Executive Officer’s termination of employment for any reason. A Named Executives Officer’s outstanding, unvested option awards will become 100% vested upon the consummation of a “change in control” (as defined under the Equity Compensation Plan). Options which are vested as of a Named Executive Officer’s cessation of service as an employee will generally remain exercisable through their expiration date, unless the Named Executive Officer’s cessation of service as an employee is due to death or disability, in which case the vested options only remain exercisable through the earlier of (i) the 12-month anniversary of the Named Executive Officer’s death or disability or (ii) the expiration date of the options.

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DIRECTOR COMPENSATION

Director Compensation Table

The following table provides information concerning the compensation of the Company’s sole non-employee director who served on the Company’s Board during fiscal year ending December 31, 2021. Mark Hanchett and Annie Pratt also served as directors of the Company during fiscal year ending December 31, 2021, but did not receive any additional compensation with respect to such Board service.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(4)	Option Awards ($)(3)(4)	Total ($)

Britt Ide(1)	4,000	42,476	126,364	168,840

(1)	Ms. Ide joined the Company’s Board on February 19, 2021.
(2)	The amounts reported in the “Stock Awards” column for 2021 represent the aggregate grant date fair value (calculated in accordance with FASB ASC Topic 718) of the 6,068 shares of fully vested Class A common stock granted to Ms. Ide on February 19, 2021, based on the Company’s Code Section 409A third-party common stock valuation.
(3)	The amounts reported in the “Option Awards” column represent the aggregate incremental fair value associated with the modification of stock awards granted before August 24, 2021 in exchange for the grant of nonqualified stock options on August 30, 2021. The aggregate incremental fair value has been calculated in accordance with FASB ASC Topic 718.
(4)	For assumptions and methodologies used in calculating the grant date fair value of the shares of Class A common stock and the incremental fair value increase of the modified stock awards, please see Note 9 to the Company’s audited financial statements for the fiscal year ended December 31, 2021, filed herewith. Ms. Ide held 36,000 outstanding options as of December 31, 2021.

Director Compensation Program

The Company entered into a Non-Employee Director Agreement with Ms. Ide, effective February 19, 2021, that was later superseded by a Non-Employee Director Agreement dated August 30, 2021 (the “Ide Agreement”). The Ide Agreement provides for a 10-month term and automatically renews for one-year terms, subject to Ms. Ide’s annual reelection by the Company’s shareholders. The agreement also provides for the following material terms (the description of which is qualified in its entirety by reference to the agreement): (i) cash fees in the amount of a $1,000 stipend for every Board meeting attended, including regularly scheduled and special meetings; (ii) an additional cash fee of $2,500 per month beginning on the date the Company exceeds $5 million in cumulative revenue, subject to Ms. Ide’s continued service as a director through each payment date; (iii) an initial award of 36,000 fully vested options to purchase Company Class A common stock granted on August 30, 2021 as part of the modification of any stock awards Ms. Ide received prior to the August 30, 2021 award date; (iv) an annual award of 18,000 options on the date Ms. Ide is reelected to the Board and 18,000 options on August 30th in each successive year, beginning with an award on August 30, 2022; (v) a prorated award of 3,000 options per month if Ms. Ide’s term as director ends for any reason in the middle of her term, less any options granted at the beginning of Ms. Ide’s current term; (vi) an indemnification provision, which includes the obligation of the Company to maintain directors and officers insurance; and (vii) a provision providing for attorneys’ fees if ever any proceeding commences between the parties relating to the terms of the agreement. The Ide Agreement also provides for certain confidentiality and non-disclosure covenants in favor of the Company and a mutual non-disparagement provision.

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DESCRIPTION OF SECURITIES

The following summary of the material terms of Atlis Motor Vehicles’ common stock is not intended to be a complete summary of the rights and preferences of such securities. Atlis Motor Vehicles’ common stock is governed by Atlis Motor Vehicles’ A&R Bylaws and the DGCL. We urge you to read the A&R Bylaws in its entirety for a complete description of the rights and preferences of Atlis Motor Vehicles’ common stock.

Authorized and Outstanding Common Stock

Our Amended and Restated Charter authorizes the issuance of 96,248,541 shares of capital stock, consisting of (1) 54,307,968 authorized shares of Class A common stock, (2) 1 authorized share of Class B common stock, (3) 15,000 authorized shares of Class C common stock, and (4) 41,925,572 authorized shares of Class D common stock, par value $0.0001 per share. As of June 30, 2022, there were 6,854,576 shares of Class A common stock outstanding; 30,535,045 Class A options outstanding; (b) 28,425,370 shares of Class D common stock outstanding; and (c) no shares of Class B common stock or Class C common stock outstanding. An equal number of shares of Class A common stock are issuable upon the exercise of the Class A options outstanding at a weighted average exercise price equal to $7.03.

We have two classes of common stock outstanding, Class A common stock and Class D common stock. The rights of the holders of Class A common stock and Class D common stock are identical, except with respect to voting and dividends.

Dividend Rights

The holders of our Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. Holders of Class D common stock are not entitled to share in any such dividends or other distributions. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The Board of Directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, in the event that we enter into any debt agreements, our ability to declare dividends will be restricted.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class D common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class D common stock vote together as a single class, unless otherwise required by law. Delaware law could require either holders of our Class A common stock or our Class D common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our Amended and Restated Charter to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our Amended and Restated Charter in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of Class A common stock will be entitled to receive an equal amount per share of all of the Company’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of any then-outstanding preferred stock have been satisfied and after payment or provision for payment of the debts and other liabilities of the Company. Holders of Class D common stock are not entitled to receive any portion of any such assets in respect of their shares of Class D common stock.

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 Preemptive or Other Rights

The Company’s stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to our common stock.

 Anti-Takeover Provisions of Delaware Law

The DGCL contains provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Board of Directors. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the members of the Board of Directors or taking other corporate actions, including effecting changes in our management.

The Company’s authorized but unissued common stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders

Atlis Motor Vehicles’ A&R Bylaws provides that special meetings of its stockholders may be called only by the Secretary only at the request of the Chairman of the Board, the Executive Chairman of the Board, by a resolution duly adopted by the affirmative vote of a majority of the Board, or by the affirmative vote of the stockholders owning note less than 25% of the issued and outstanding stock of the Company; provided that the Board approves such stockholder request for a special meeting.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Atlis Motor Vehicles’ voting common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Atlis Motor Vehicles’ affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Atlis Motor Vehicles is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Atlis Motor Vehicles was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Atlis Motor Vehicles’ voting common stock for at least six months but who are Atlis Motor Vehicles’ affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of such securities then-outstanding; or

•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Atlis Motor Vehicles’ affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Listing of Securities

Atlis Motor Vehicles’ Class A common stock is listed for trading on Nasdaq under the symbol “AMV.”

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Transfer Agent

The transfer agent for our Class A common stock is American Stock Transfer & Trust Company, LLC. We have agreed to indemnify American Stock Transfer & Trust Company, LLC in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company regarding the beneficial ownership of shares of our common stock as of September 30, 2022 by:

•	each person who is known by the Company to own beneficially more than 5% of the outstanding shares of any class of the Company’s common stock;

•	each of the Company’s current named executive officers and directors; and

•	all current executive officers and directors of the Company, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the common stock shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of voting securities of the Company is based on 9,683,839 and 29,775,370 shares of Atlis Motor Vehicles’ Class A common stock and Class D common stock, respectively, issued and outstanding as of September 30, 2022.

	Class A Shares		% of Class	Class D Shares	% of Class	Combined Voting Power(1)
5% Stockholders(2)
Mark Hanchett	22,003,706	(3)	69.4%	22,003,675	73.9%	71.6%
Annie Pratt	7,771,696	(4)	44.5%	7,771,695	26.1%	25.3%
Named Executive Officers and Directors(2)
Mark Hanchett	22,003,706	(3)	69.4%	22,003,675	73.9%	71.6%
Annie Pratt	7,771,696	(4)	44.5%	7,771,695	26.1%	25.3%
Benoit Le Bourgeois	126,007	(4)	1.3%	-	-	*
Britt Ide	36,030	(5)	*	-	-	*
Caryn Nightengale	9,000	(4)	*	-	-	*
All directors and executive officers as a group (8 individuals)	30,086,439	(6)	75.7%	29,775,370	100.0%	96.9%

* Represents beneficial ownership of less than 1%.

(1) Represents the percentage of voting power with respect to all shares of the Company’s outstanding capital stock voting together as a single class. Does not include shares underlying stock options that are currently exercisable or exercisable within 60 days of September 30, 2022. The holders of our Class D common stock are entitled to 10 votes per share and the holders of our Class A common stock are entitled to one vote per share.

(2) The business address of each of the individuals is c/o Atlis Motor Vehicles, Inc., 1828 N Higley Rd., Suite 116 Mesa, Arizona 85205.

(3) Includes 22,003,676 shares of Class A common stock underlying options that are currently exercisable.

(4) Solely represents shares of Class A common stock underlying options that are currently exercisable.

(5) Includes 36,000 shares of Class A common stock underlying options that are currently exercisable.

(6) Includes 30,066,379 shares of Class A common stock underlying options that are currently exercisable.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Compensation arrangements with our named executive officers and directors are described elsewhere in this prospectus. See “Security Ownership of Certain Beneficial Owners and Management” for information regarding the ownership of our securities by our control persons.

Related Party Transactions

Since the beginning of our last fiscal year, there are no transactions, or any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and (ii) any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described above in the section titled “Executive Compensation.”

Indemnification Agreements

The Company has entered into indemnity agreements (the “Indemnity Agreements”) with each director and executive officer of the Company. Each Indemnity Agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Review, Approval or Ratification of Transactions with Related Parties

Our Board reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. The material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such transaction, and the transaction is not considered approved by our Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Additionally, we adopted a written related party transactions policy that such transactions must be approved by our audit committee.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations related to the ownership and disposition of shares of our common stock by a Non-U.S. holder (as defined below) and applies only to common stock that is held as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons whose functional currency is not the U.S. dollar;

•	real estate investment trusts;

•	regulated investment companies;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our common stock as part of a straddle (including as a result of holding our CVRs in addition to our common stock), appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction

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PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of shares of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions on Atlis Motor Vehicles Common Stock.

In general, any distributions (including constructive distributions) we make to a Non-U.S. holder of shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends generally will be subject to withholding tax at the rate of 30% of the gross amount of the dividend unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of common stock, which will be treated as described under “—Gain on Sale or Other Taxable Disposition of Atlis Motor Vehicles Common Stock” below.

Dividends we pay to a Non-U.S. holder that are effectively connected with such Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) will not be subject to United States withholding tax, provided such Non-U.S. holder complies with certain certification and disclosure requirements including by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. holder is a corporation for U.S. federal income tax purposes, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

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Gain on Sale or Other Taxable Disposition of Atlis Motor Vehicles Common Stock.

Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock, unless:

•	the Non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and is attributable to a U.S. permanent establishment if an applicable treaty so provides); or

•	our common stock constitutes a United States real property interest due to our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. holder in the United States.

A Non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A Non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as shares of our common stock continue to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a Non-U.S. holder who owns, or owned, actually or constructively, at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition thereof as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, such Non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on the disposition of our common stock (as described in the preceding paragraph), and withholding at a rate of 15% would apply to the gross proceeds received. It is unclear how a holder’s ownership of any CVRs or warrants will affect the determination of whether such holder owns more than 5% of our common stock. In addition, special rules may apply in the case of a disposition of CVRs or warrants if our common stock is considered to be regularly traded, but such other securities are not considered to be regularly traded. We can provide no assurance as to our future status as a USRPHC or as to whether our common stock, CVRs, or warrants will be treated as regularly traded.

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Non-U.S. holders should consult their tax advisors regarding the tax consequences related to ownership in a USRPHC.

Information Reporting and Backup Withholding.

Any dividends paid to a Non-U.S. holder must be reported annually to the IRS and to the Non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. holder resides or is established. Payments of dividends to a Non-U.S. holder generally will not be subject to backup withholding if the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a Non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. holder is not a United States person and certain other conditions are met, or the Non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other disposition of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

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INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

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PLAN OF DISTRIBUTION

We are offering up to           shares of common stock, based on an assumed public offering price of $             per share for gross proceeds of up to $             million before deduction of placement agent commissions and offering expenses, in a best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Pursuant to a placement agency agreement, dated as of           , 2022, we have engaged Maxim Group LLC to act as lead placement agent and Lake Street Capital Markets and Northland Securities to act as co-placement agents (the “Placement Agents”) to solicit offers to purchase the securities offered by this prospectus. The Placement Agents are not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. We will enter into a securities purchase agreement directly with the institutional investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agents may engage one or more subagents or selected dealers in connection with this offering.

The placement agency agreement provides that the Placement Agents’ obligations are subject to conditions contained in the placement agency agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about , 2022.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the Placement Agents a cash transaction fee equal to       % of the aggregate gross cash proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the Placement Agents for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the Placement Agent, up to $ .

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

Per Share
Public Offering Price per Share	$
Placement Agent fees	$
Proceeds, before expenses, to us	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Placement Agent fees, will be approximately $        , all of which are payable by us. This figure includes the Placement Agents’ accountable expenses, including, but not limited to, legal fees for Placement Agents’ legal counsel, that we have agreed to pay at the closing of the offering up to an aggregate expense reimbursement of $          .

Placement Agents Warrants

We have agreed to issue to the Placement Agents (or their permitted designees) warrants to purchase up to a total of  shares of common stock (       % of the shares of common stock issued in this offering, assuming a public offering price of $       per share. The placement agents warrants will be exercisable at any time, and from time to time, in whole or in part, during the three (3) year period commencing 180 days from the commencement of sales of the common stock in this offering, which is also the effective date of the registration statement of which this prospectus is a part, which period is in compliance with applicable FINRA rules. The representative’s warrants are exercisable at a per share price equal to $               per share, or 100% of the public offering price per share of common stock issued in this offering (based on the assumed public offering price of $               per share). The placement agents warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Placement Agents (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these placement agents warrants or the securities underlying these placement agents warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the placement agents warrants or the underlying securities for a period commencing 180 days from the commencement of sales of the common stock in this offering. In addition, the placement agents warrants provide for cashless exercise and registration rights upon request, in certain cases. The unlimited piggyback registration rights provided will not be greater than five (5) years from the closing date of the offering in compliance with applicable FINRA rules (provided such registration rights will not apply to any universal shelf registration statement). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the placement agents warrants. The exercise price and number of shares issuable upon exercise of the placement agents warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger, or consolidation. However, the exercise price of the placement agents warrants or underlying shares of common stock will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

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Offering Lock-Up Agreements

We, each of our officers and directors, and holder(s) of five percent (5%) or more of the outstanding Class A common stock as of the date of this prospectus have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our Class A common stock or other securities convertible into or exercisable or exchangeable for our Class A common stock for a period of       days after this offering is completed without the prior written consent of the Placement Agents.

The Placement Agents may in their sole discretion, and at any time without notice, release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the offering lock-up agreements, the Placement Agents will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agents may be required to make for these liabilities.

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Determination of Offering Price and Exercise Price

The actual public offering price of the securities we are offering were negotiated between us and the investors in the offering based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agents acting as principals. Under these rules and regulations, the Placement Agents (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agents. In connection with the offering, the Placement Agents or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agents’ website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as placement agent and should not be relied upon by investors.

Certain Relationships

The Placement Agents and their affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Placement Agents that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

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European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom. Each underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

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This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Listing

Our Class A common stock is listed on Nasdaq under the symbol “AMV.”

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LEGAL MATTERS

Certain legal matters relating to the validity of Atlis Motor Vehicles’ common stock covered by this registration statement will be passed upon for Atlis Motor Vehicles by Winston & Strawn LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the Placement Agents by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements of Atlis Motor Vehicles, Inc. appearing elsewhere in this prospectus have been audited by Prager Metis CPAs LLP, an independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph as to the Company’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Atlis Motor Vehicles files reports, proxy statements, prospectuses and other information with the SEC as required by the Exchange Act. You can read Atlis Motor Vehicles’ SEC filings, including this prospectus, over the Internet at the SEC’s website at www.sec.gov. We also plan to make such filings available on our website at www.atlismotorvehicles.com. Information on our website does not constitute part of this prospectus.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ATLIS MOTOR VEHICLES, INC.

Unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 and 2021
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2022, and December 31, 2021	F-17
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2022, and 2021	F-18
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the Three and Six Months Ended June 30, 2022, and 2021	F-19
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022, and 2021	F-21
Notes to Unaudited Condensed Consolidated Financial Statements	F-22

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Atlis Motor Vehicles Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Atlis Motor Vehicles Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2021, in conformity with accounting principles generally accepted in the United States.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company elected to change its method of accounting for stock awards to its employees.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2021, the Company had recurring losses from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLP

We have served as the Company’s auditor since 2020.

El Segundo, California

May 13, 2022

F-2

Atlis Motor Vehicles Inc.

Balance Sheet

December 31, 2021 and 2020

	2021	2020 [As Adjusted]
ASSETS
Current Assets
Cash	$3,146,134	$42,994
Prepaid Expenses	290,265	1,843
Other Receivables	342	3,280
TOTAL CURRENT ASSETS	3,436,741	48,117

Fixed Assets, Net	980,028	49,810

Intangibles , Net	11,074	-

Other Assets
Security Deposits	90,222	87,678
Vendor Deposits	96,164	58,312
TOTAL OTHER ASSETS	186,386	145,990

TOTAL ASSETS	$4,614,229	$243,917

The accompanying notes are an integral part of these financial statements

F-3

	2021	2020 [As Adjusted]

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$65,902	$122,787
Accrued Expenses	166,684	96,558
Payroll Tax Liabilities	56,728	613,326
Paycheck Protection Program Loan	397,309	92,931
Deferred Rent – Current Portion	22,412	12,006

TOTAL CURRENT LIABILITIES	709,035	937,608

Other Liabilities
Deferred Rent	103,633	126,045

TOTAL LIABILITIES	812,668	1,063,653

Stockholders’ Equity (Deficit)
Class B stock, par value $0.0001; 1 authorized; 0 issued and outstanding as of December 31, 2021	-	-
Class C stock, par value $0.0001; 15,000 authorized; 5,000 issued and outstanding as of December 31, 2021	1	-
Class D stock, par value $0.0001; 41,925,572 authorized; 25,725,370 issued and outstanding as of December 31, 2021	2,573	-
Class A Common Stock, par value $0.0001; 54,307,968 authorized; 6,854,576 issued and outstanding as of December 31, 2021:	684	1,485
14,845,067 shares issued and outstanding as of December 31, 2020
Additional Paid-in Capital	151,733,673	13,378,066
Accumulated Deficit	(147,935,370)	(14,199,288)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	$3,801,561	$(819,737)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$4,614,229	$243,916

The accompanying notes are an integral part of these financial statements

F-4

Atlis Motor Vehicles Inc.

Statement of Operations

For the Years Ended December 31, 2021 and 2020

	2021	2020 [As Adjusted]
Revenue	$-	$-

Operating Expense
Employee Stock Based Compensation	123,245,040	7,304,600
Salaries and Employee Benefits	3,792,812	2,396,903
Legal and Professional	767,276	347,802
General and Administrative	576,753	150,025
Research and Development	1,655,365	574,483
Advertising	2,677,641	397,181
Payroll Taxes	420,439	147,511
Depreciation and Amortization	89,053	6,317
Rent	457,245	325,907
Total Operating Expenses	133,681,624	11,650,729

Loss from Operations	(133,681,624)	(11,650,729)

Other Expenses
Interest Expense	-	291
Other Income (Expense)	54,458	13,192
Total Other Expenses	54,458	13,483

Net Loss	$(133,736,082)	$(11,664,212)

The accompanying notes are an integral part of these financial statements

F-5

Atlis Motor Vehicles Inc.

Statement of Cash Flows

For the Years Ended December 31, 2021 and 2020

	2021	2020 [As Adjusted]
Cash Flows From Operating Activities
Net Loss	$(133,736,082)	$(11,664,212)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization Expense	89,053	6,317
Stock based compensation	123,245,040	7,304,600
Shares issued for services	186,375	80,394
Forgiveness of Paycheck Protection Program Loan	(92,931)	-
Change in accounting policy impact	-	(195,638)
Write-off of Shareholder Receivable for services	-	(1,000)
Changes in operating assets and liabilities
Change in Prepaid Expenses	(288,422)	(1,843)
Change in Other Receivables	2,938	(2,280)
Change in Accounts Payable	(56,885)	122,788
Change in Accrued Expenses	70,126	94,552
Change in Payroll Liabilities	(554,830)	779,485
Change in Deferred Rent	(12,007)	138,051
Net Cash Flows Used In Operating Activities	(11,147,625)	(3,338,786)
Cash From Investing Activities
Purchase of Fixed Assets	(1,018,788)	(43,739)
Intangibles - Patent	(11,555)	-
Purchase of Security Deposits	(2,544)	(87,677)
Purchase of Vendor Deposits	(37,852)	(58,314)
Net Cash Flows Used In Investing Activities	(1,070,739)	(189,730)
Cash From Financing Activities
Proceeds from Paycheck Protection Program Loan	397,309	92,931
Proceeds from Stock Issuance	14,924,196	3,491,734
Repayment of Loans Payable	-	(18,220)
Net Cash Flows From Financing Activities	15,321,505	3,566,445

Net Increase in Cash	3,103,141	37,931
Cash at Beginning of the Period	42,993	5,064
Cash at the End of Period	$3,146,134	$42,993

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$-	$291
Income Taxes	$800	$12,633

The accompanying notes are an integral part of these financial statements

F-6

Atlis Motor Vehicles Inc.

Statement of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2021 and 2020

	Common Stock
	Class A		Class C		Class D		Additional	Accumulated
	Number	Amount	Number	Amount	Number	Amount	Paid-in Capital	Deficit	Total
Balance December 31, 2019 (as previously reported)	14,183,208	$1,418					$7,155,345	$(7,384,714)	$(227,951)
Change in Accounting Policy (Note 1)							(4,654,000)	4,849,638	195,638
Balance December 31, 2019 (as adjusted)	14,183,208	$1,418	-	$-	-	$-	$2,501,345	$(2,535,076)	$(32,313)
Net Loss -2020								(11,664,212)	(11,664,212)
Shares issued for services	70,100	7					80,387		80,394
Common Stock issued	591,759	59	-	-	-	-	3,491,735		3,491,794
Stock based compensation							7,304,600		7,304,600
Balance - December 31, 2020	14,845,067	$1,484	-	$-	-	$-	$13,378,066	$(14,199,288)	$(819,738)
Net Loss 2021								(133,736,082)	(133,736,082)
Common Stock issued	1,977,009	197					14,924,196		14,924,393
Series D Stock issued					25,725,370	2,573	-		2,573
Shares issued for services and rent guarantees	32,500	3	5,000	1			186,371		186,375
Founder Class A shares relinquished	(10,000,000)	(1,000)							(1,000)
Stock based compensation expense: employees							122,676,612		122,676,612
Stock based compensation expense: non-employees							568,428		568,428
Balance - December 31, 2021	6,854,576	$684	5,000	$1	25,725,370	$2,573	$151,733,673	$(147,935,370)	$3,801,561

The accompanying notes are an integral part of these financial statements

F-7

Note 1 – Organization and Basis of Presentation

Organization

Atlis Motor Vehicles Inc. (“the Company” or Atlis), based in Arizona, was incorporated in 2016. Atlis is a mobility technology company developing products that will power work. Atlis is building an electric vehicle technology platform for heavy and light duty work trucks used in the agriculture, service, utility, and construction industries. To meet the towing and payload capabilities of legacy diesel-powered vehicles, Atlis is developing proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company had an accumulated deficit of $147,935,370 as of December 31, 2021. The Company also had a net loss of $133,736,082 for the year ended December 31, 2021.

On February 11, 2021, the Company received $397,309 in the form of a loan from the Paycheck Protection Program, (see Note 7). The Company also raised an additional $14,924,196 and $3,491,734 from the sale of common stock in 2021 and 2020, respectively. The Company continues to raise capital through stock sales and investment campaigns. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company’s management is addressing this risk by pursuing all available options for funding which includes seeking private investments as well as potentially going public. Our success depends on achieving our strategic and financial objectives. Atlis has spent the past few years developing technology that will electrify work. In 2021, we delivered on our commitment to build and prove out our superior battery technology and to successfully deliver the XT pickup truck prototype. In 2022, we plan to become revenue generating and to secure sufficient funding to execute on our operational milestones. The company will continue to leverage Regulation A+ crowdfunding campaigns to fund operations until significant capitalization occurs.

Change in Accounting Policy

The Company previously valued stock awards  to employees based on a fair market value that was derived from recent arm’s length transactions involving the sale of stock at the time shares were awarded. The Company changed its accounting policy during 2021 to value stock awards based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability (“appraisal method”). The same method was used to value awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method. Adjustments for previously issued financial statements for the year 2020 have been revised to present the new accounting policy of applying the appraisal method. The impact for the year 2019 was recorded as a prior period adjustment in the year of 2020.

	December 31, 2020
Balance Sheet	As previously reported	Impact of change	As Adjusted

Payroll tax liabilities	$1,376,371	$(763,045)	$613,326
Additional Paid-in Capital	29,769,072	(16,391,006)	13,378,066
Accumulated Deficit	(31,353,337)	17,154,049	(14,199,288)

	December 31, 2020
Statement of Operations	As previously reported	Impact of change	As Adjusted
Employee Stock Based Compensation	18,706,075	$(11,401,475)	$7,304,600
Payroll Taxes	714,917	(567,406)	147,511
Legal and professional	683,332	(335,530)	347,802
Net Loss	(23,968,623)	12,304,411	(11,664,212)

F-8

COVID-19

We have experienced challenges to our business arising from the COVID-19 pandemic and related governmental directives, and we expect to continue facing these challenges for the foreseeable future. COVID-19 crisis has caused and may continue to cause disruptions to our supply chain, including our access to critical raw materials and components, many of which require substantial lead time, or cause a substantial increase in the price of those items. The impact of the COVID-19 pandemic continues to evolve and its ultimate duration, severity and disruption to our business, customers and supply chain, and the related financial impact to us, cannot be accurately forecasted at this time. Should such disruption continue for an extended period, the adverse effect on our business, results of operations, financial condition and/or cash flows could be more severe than previously anticipated.

Basis of Presentation

The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP), which requires us to make estimates based on assumptions about current, and for some estimates, future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our estimates contemplate current and expected future conditions, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, our financial position and cash flows.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period. The Company’s most significant estimates and judgments involve valuation of the Company’s stock-based compensation, including the fair value of common stock. Management bases its estimates on historical experience and on other assumptions believed to be reasonable. Actual results may differ from those estimates.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. During the year ended December 31, 2021 and 2020, the Company did not have any cash equivalent balances.

The Company’s cash accounts are held at a high-credit-quality financial institution and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. From time-to-time, the Company’s bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

 Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC 606, the core principle of which is that an entity should recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. The Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

F-9

The Company’s is not currently in production and therefore does not have any revenue as of December 31, 2021 and 2020.

Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

Additional Disclosures Regarding Fair Value Measurements

The carrying value of cash, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these items.

Advertising

The Company uses media networks, including, but not limited to online and social media platforms to build excitement and awareness for the product and brand. In addition, advertising is a primary driver for our Regulation A funding campaigns. Advertising costs for years ended December 31, 2021 and 2020 were $2,677,641 and $397,181 respectively.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of five years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. The Company has a capitalization policy of $2,500. All individual asset purchases over $2,500 are capitalized.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

F-10

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses. The amounts for the years ending December 31, 2021 and 2020 are $1,655,365 and $574,483 respectively.

Common Stock

The total number of shares of stock which the Company shall have authority to issue is 96,248,541 shares of Common Stock at $0.0001 par value per share.

The Company is authorized to issue: 54,307,968 shares of Class A Common Stock, one share of Class B Common Stock, 15,000 shares of Class C Common Stock and 41,925,572 shares of Class D Stock.

The Class A Common Stock entitles its holders to one vote per share on matters submitted for stockholder action. As of the date of this Notice, there are 6,854,576 shares of Class A Common Stock outstanding and 46,123,737 options for shares of Class A Common Stock.

The Class B Common Stock is nonvoting stock. The share of Class B Common Stock authorized for issuance is not issued and outstanding.

The Class C Common Stock entitles its holder to one vote per share on matters submitted for stockholder action. The holder of a majority of the Class C Common Stock is entitled to elect a director to the Board. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class C Common Stock are entitled to receive a per share cash amount equal to $8.24 before any payment is made to the holders of other classes of capital stock. Upon a sale or transfer of Class C Common Stock, the sold or transferred shares shall be converted into an identical number of shares of Class A Common Stock.

In 2021, the Company issued Class D shares of Common Stock. The Class D Stock entitles its holders to 10 votes per share on matters submitted for stockholder action. The shares of Class D Stock are not entitled to receive any dividends or any distribution on a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class D shares are not convertible, are deemed to have no economic value, and upon a holder’s cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class D Stock owned by such holder.

The breakdown of common stock outstanding by class is as follows:

		Shares outstanding as of December 31,
	Voting rights	2021	2020
Class A	1 vote per share	6,854,576	14,845,067
Class C	No vote	5,000	-
Class D	10 votes per share	25,725,370	-
		32,584,946	14,845,067

Share-Based Compensation – Stock Options

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined.

F-11

On Aug 24, 2021, the Company modified its share-based employee compensation to options-based compensation. In order to ensure consistency across all current and former employees, the Company offered all current and former employees with existing stock grants the option to relinquish their Atlis shares for Atlis options at an average ratio of 6.64 options for every share relinquished. This expense was determined by applying the Black-Scholes model on the third-party appraisal value of the underlying share price for each stock as of August 24, 2021.

Common Stock Awards – Non Employees

The Company granted common stock awards to non-employees in exchange for services provided. We determine the fair value of the stock-based compensation awards granted to non-employees as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty’s performance is complete. The share-based payments related to common stock awards for the settlement of services provided by non-employees is recorded on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash. The Company granted non-employees 32,500 shares of common stock at an appraisal value of $186,370 during 2021 and 70,100 shares of common stock at an appraisal value of $80,387 during 2020.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021.  The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company’s financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This guidance will be effective for fiscal years beginning after December 15, 2021 including the interim periods within those fiscal years. Under these provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) Financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) Operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. The Company will adopt this standard on January 1, 2022 and recognize assets and liabilities arising from any leases that meet the requirements under this standard on the adoption date and included qualitative and quantitative disclosures in the Company’s notes to the consolidated financial statements.

Note 3 – Property and Equipment

Assets
	December 31, 2021	December 31, 2020

Office Equipment	$28,414	$28,414
Furniture and Fixtures	35,553	-
Leasehold Improvements	129,860	-
Tools and Plant Equipment	829,899	35,972
Vehicles	59,449	-
	$1,083,175	$64,386

Accumulated Depreciation	103,147	14,576

Net Fixed Assets	$980,028	$49,810

Atlis recorded depreciation and amortization expense related to property and equipment in the amount of $89,053 in 2021 and $6,317 in 2020.

F-12

In accordance with ASC 360-10, the Company evaluated its long-lived assets for potential impairment. We determined that a potential triggering event occurred due to ongoing losses. The company also determined the asset group has not experienced an impairment given that the assets were recently purchased and the estimated useful life of these assets was not impacted.

Note 4 – Intangible Assets

Assets
	December 31, 2021	December 31, 2020

Patents	$11,555	$-

Accumulated Amortization	$481	$-

Net Intangible Assets	$11,074	$-

Atlis recorded amortization expense related to the issuance of a patent number 11.069.945 on July 20, 2021. Amortization of patents is over ten-year period. The amortization amount for 2021 was $481. Patent expense for patents in process are recorded to Prepaid Assets.

Note 5 – Related Party Transactions

Atlis follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. We evaluated our transactions and did not identify any significant related party transactions as of December 31, 2021 and 2020. The note payable to Mark Hanchett at December 31, 2019 was repaid in full on January 15, 2020.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded the valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards.

The deferred income tax assets are comprised of the following as of December 31, 2021 and 2020:

	2021	2020
Deferred income tax assets:	$34,912,200	$5,638,610
Valuation allowance	(34,912,200)	(5,638,610)
Net total	$-	$-

At December 31, 2021, the Company had net operating loss carryforwards of approximately $148,000,000 and net operating loss carryforwards through 2037. The current year’s net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 (“Tax Act”) was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss (“NOL”) carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of approximately $34,912,200 was generated for the year ended December 31, 2021 was offset by an equal increase in the valuation allowance. The valuation allowance was increased due to uncertainties as to the Company’s ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

F-13

Reconciliation between the statutory rate and the effective tax rate is as follows as of December 31, 2021 and 2020:

	2021	2020
Effective Tax Rate Reconciliation:

Federal statutory tax rate	21%	21%
State taxes, net of federal benefit	0%	0%
Change in valuation allowance	(21%)	(21%)
Effective Tax Rate	0%	0%

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of December 31, 2021 and 2020 the Company has no unrecognized uncertain tax positions, including interest and penalties.

The Company’s federal income tax returns for tax years ended December 31, 2018 and beyond remain subject to examination by the Internal Revenue Service. The returns for Arizona, the Company’s most significant state tax jurisdiction, remain subject to examination by the Arizona Department of Revenue for tax years ended December 31, 2017 and beyond.

Note 7 – Paycheck Protection Program Loan

On February 11, 2021, Atlis was granted a loan from Washington Federal Bank, in the aggregate amount of $397,309, pursuant to the Paycheck Protection Program (“PPP”). The was granted under the provisions of the second offering of PPP loans by the Small Business Association. The loan, which was in the form of a Note dated February 11, 2021, issued to Atlis, matures February 11, 2026 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. Atlis has used the entire loan amount for qualifying expenses. Subsequently, this PPP note was fully forgiven on April 13, 2022.

On April 30, 2020, Atlis was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the Paycheck Protection Program (“PPP”) under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. This PPP note was fully forgiven on July 12, 2021.

Note 8 – Commitments and Contingencies

Lease Obligations and Deferred Rent

Atlis entered into a lease agreement on February 12, 2020 with Majestic Mesa Partners to lease the building located at 1828 North Higley Road in Mesa, Arizona. The Lease term is five years and three months, commencing on April 1, 2020. The lease has graduated payments resulting in Deferred Rent being recorded in the financial statements. The lease terms are as follows:

Lease Term	Base Rent per Month

Lease Months 1 through 7	$14,133.24

Lease Months 8 through 12	$28,266.48

Lease Months 13 through 24	$29,114.47

Lease Months 25 through 36	$29,987.91

Lease Months 37 through 48	$30,887.55

Lease Months 49 through 60	$31,814.17

Lease Months 61 through 63	$32,768.60

F-14

The Company paid $84,799 to Majestic Mesa as a security deposit on the lease of the property.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, are any material legal proceeding threatened against us. From time to time, we may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, we do not expect that any such future proceedings will have a material effect upon our financial condition or results of operations.

Vendor Deposits

Atlis paid $58,312 to Salt River Project (SRP), the Arizona utility company, as a refundable deposit for engineering services for implementation of additional electricity capacity to facilitate the development of Atlis 1.5MW AMV charging capabilities. The Company expects this construction project to begin in 2022.

In 2021, Atlis paid deposits to vendors for new equipment purchases in the amount of $37,853 which was received in 2022.

Payroll Taxes Payable

The Company has payroll tax obligations of $56,729 and $613,326 as of December 31, 2021 and 2020. The Company has recorded a payroll tax liability and expense for the Employee Stock Awards granted in 2021 and 2020 in the amount of $49,860 and $567,406. Atlis is current on its 2021 payroll tax liability obligations and has a credit for overpayment of state income tax withholding to Arizona in the amount of $5,765.

	2021	2020

Federal Payroll Taxes – Excluding Employee Stock Awards	$12,489	$510,063
Federal Payroll Taxes – Employee Stock Awards	48,905	-
State Payroll Taxes	(4,665)	103,263
Total Payroll Taxes Payable	$56,729	$613,326

Contingencies

There are no contingencies recorded on the Company’s balance sheet as of December 31, 2021 and as of December 31, 2020.

Note 9 – Stockholders’ Equity (Deficit)

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined.

Prior to and up until 3Q 2021, the Company awarded employees grants in common stock as part of employee compensation, which typically vested over 4 years. Upon vesting, the company recorded employee stock compensation to additional paid-in-capital as the shares were vested but not issued. The share value was calculated based on the most recent funding event. Subsequently, the Company changed its accounting policy to value company shares based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability. The same method was applied retrospectively to value stock grant awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method.

F-15

On August 24, 2021, the Company offered employees the option to convert their vested stock grants into stock options at weighted average conversion ratio of approximately 6.64 options for every share grant. A condition of the conversion was the relinquishment of all prior awarded stock through the August 24, 2021 conversion date. Although not all, a majority of former and current employees at the time elected to convert their shares to options. The Company accounted for this transaction as a modification as per ASC 718, which resulted in the Company recording $114,579,500 of incremental compensation expense during Fiscal year 2021. The originally vested stock grants were unissued as of the modification date with the exception of 10,000,000 Class A shares held by Mark Hanchett, who subsequently relinquished these on August 24, 2021.

On August 24,2021, the Company issued 25,725,370 Class D stock to the CEO and the President.

Between August 24, 2021 and December 31, 2021, Atlis awarded 578,400 options to new employees, non-employees and to our Director of Board.

We use the Black-Scholes option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The fair value of stock options at the grant date was determined using the following assumptions as of December 31, 2021.

Fiscal Year Ended
Black-Scholes Valuation Assumptions	December 31, 2021
Expected average life (in years)	7.0
Expected volatility	73.56%
Risk-free interest rates	0.06%
Expected dividend yield	0%

Compensation expense was determined by applying the Black-Scholes model on the appraised value of the underlying share price for each stock on the grant date.

STOCK-BASED COMPENSATION ACTIVITY
	Options Shares	Weighted average exercise price	Weighted average contractual term (in years)		RSUs* Shares	Weighted average grant date fair value
Outstanding at January 1, 2021	-	$-			3,723,841	$2.79
Granted	45,614,206	7.00	7		2,365,388	3.25
Exercised	-	-			-	-
Modified to Options					5,209,672	7.00
Forfeited	467,137	7.00			-	-
Expired	-	-			-	-
Outstanding at December 31, 2021	45,417,069	$7.00	7		1,344,657	-
Exercisable at December 31, 2021	27,375,248	$7.00	6.33	**	-	-

* Class D stock are not included as they have no economic value

** Weighted average contractual term for exercisable stock is the remaining life of the contract term

Note 10 – Subsequent Events

The Company received cash inflows from the stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $6,657,066 from January 1, 2022 through May 12,2022 and has issued 492,386 shares of common stock during this period.

Management has evaluated events subsequent to the balance sheet date through May 13, 2022, the date in which the financial statements were available to be issued. It has concluded that there are no additional effects that provide additional evidence about conditions that existed at the balance sheet date that would require recognition in the financial statements or related note disclosures in accordance with FASB ASC 855 Subsequent Events.

F-16

ATLIS MOTOR VEHICLES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021

ASSETS
Current assets:
Cash and cash equivalents	$638,038	$3,146,134
Prepaid expenses and other assets	327,209	290,265
Other receivables	242,630	342
Total current assets	1,207,877	3,436,741

Property and equipment, net	721,926	980,028
Construction in progress	50,185	-

Intangible assets, net	10,497	11,074

Right-of-use assets	949,420	-
Security deposits	102,106	90,222
Vendor deposits	79,222	96,164

TOTAL ASSETS	$3,121,233	$4,614,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$675,232	$65,902
Accrued expenses	615,766	166,684
Payroll tax liabilities	262	56,728
Advanced customer deposits	225,000
Paycheck protection program loan	-	397,309
Current portion of deferred rent	-	22,412
Current portion of lease liability	332,819	-

Total current liabilities	1,849,079	709,035

Deferred rent	-	103,633
Lease liability, net of current portion	732,750	-

Total liabilities	2,581,829	812,668
Commitments and contingencies (Note 9)

Stockholders' equity
Class C Stock, par value $0.0001; 15,000 shares authorized; no shares issued and outstanding at June 30, 2022; 5,000 issued and outstanding at December 31, 2021.	-	1
Class D Stock, par value $0.0001; 41,925,572 authorized; 28,425,370 issued and outstanding at June 30, 2022; 25,725,370 issued and outstanding at December 31, 2021.	2,843	2,573
Class A Common stock, par value $0.0001; 54,307,968 shares authorized; 7,657,322 issued and outstanding as of June 30, 2022; 6,854,576 issued and outstanding as of December 31, 2021.	766	684
Additional paid-in capital	185,448,854	151,733,673
Accumulated deficit	(184,913,059)	(147,935,370)

Total stockholders' equity	539,404	3,801,561

Total liabilities and stockholders' equity	$3,121,233	$4,614,229

See accompanying notes to unaudited condensed consolidated financial statements.

F-17

ATLIS MOTOR VEHICLES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,				Six Months Ended June 30,
	2022		2021		2022		2021

Revenue	$		$		$		$

Operating expenses:
Stock based compensation		10,252,172		3,550,105		24,207,101		6,676,775
General and administrative		4,445,964		1,168,391		7,614,408		2,587,836
Advertising		1,782,019		960,176		3,637,816		1,153,806
Research and development		1,171,713		473,444		1,866,089		746,046
Total operating expenses		17,651,868		6,152,116		37,325,414		11,164,463

Operating loss		(17,651,868)		(6,152,116)		(37,325,414)		(11,164,463)

Other income (expense):
Paycheck protection program forgiveness		397,309				397,309
Loss on disposal of property and equipment		(152,284)				(152,284)
Other income (expense)		115,243		(36,427)		102,700		(36,878)
Total other income (expense)		360,268		(36,427)		347,725		(36,878)

Net Loss		$(17,291,600)		$(6,188,543)		$(36,977,689)		$(11,201,341)

Loss per share, basic		$(2.06)		$(1.65)		$(2.14)		$(1.48)

Weighted average number of common shares outstanding used in computing loss per share:		8,407,414		3,750,325		17,249,345		7,582,890

See accompanying notes to unaudited condensed consolidated financial statements.

F-18

ATLIS MOTOR VEHICLES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Three Months Ended June 30, 2022
	Common Stock
	Class A		Class C		Class D
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total

Balance at March 31, 2022	7,162,069	$716	10,000	$1	27,075,370	$2,708	$(1,360,931)	$170,497,194	$(167,621,459)	$1,518,229
Common Stock issued for cash	418,253	42					1,360,931	4,109,894		5,470,867
Shares issued for services and rent guarantees	2,000							17,600		17,600
Series D Stock Issued					1,350,000	135				135
Exchange of Class C to Class A	75,000	8	(10,000)	(1)				571,994		572,001
Stock based compensation								10,252,172		10,252,172
Net Loss									(17,291,600)	$(17,291,600)
Balance at June 30, 2022	7,657,322	$766	-	$-	28,425,370	$2,843	$-	$185,448,854	$(184,913,059)	$539,404

Three Months Ended June 30, 2021
	Common Stock
	Class A		Class C		Class D
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total

Balance at March 31, 2021	15,151,954	$1,518	5,000	$1			$-	$18,661,000	$(19,212,086)	$(549,567)
Common Stock issued for cash	524,677	39						3,052,356		3,052,395
Shares issued for services and rent guarantees				-		-	-			-
Stock based compensation								3,550,105		3,550,105
Net Loss									(6,188,543)	(6,188,543)
Balance at June 30, 2021	15,676,631	$1,557	5,000	$1	-	$-	$-	$25,263,461	$(25,400,629)	$(135,610)

F-19

 ATLIS MOTOR VEHICLES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2022
	Common Stock
	Class A		Class C		Class D
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total

Balance at December 31, 2021	6,854,576	$684	5,000	$1	25,725,370	$2,573	$-	151,733,673	$(147,935,370)	$3,801,561
Common Stock issued for cash	725,746	74						8,881,828		8,881,902
Shares issued for services and rent guarantees	2,000	-	5,000	-		-	-	54,528	-	54,528
Series D Stock Issued					2,700,000	270				270
Exchange of Class C to Class A	75,000	8	(10,000)	(1)				571,994		572,001
Stock based compensation								24,207,101		24,207,101
Net Loss									(36,977,689)	$(36,977,689)
Balance at June 30, 2022	7,657,322	$766	-	$-	28,425,370	$2,843	$-	$185,448,854	$(184,913,059)	$539,404

Six Months Ended June 30, 2021
	Common Stock
	Class A		Class C		Class D
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total

Balance at December 31, 2020	14,845,067	$1,484	-	$-	-	-	$-	$13,378,066	$(14,199,288)	$(819,738)
Common Stock issued for cash	799,064	69						5,022,248		5,022,317
Shares issued for services and rent guarantees	32,500	4	5,000	1	-		-	186,372		186,377
Stock based compensation								6,676,775		6,676,775
Net Loss									(11,201,341)	(11,201,341)
Balance at June 30, 2021	15,676,631	$1,557	5,000	$1	-	$-	$-	$25,263,461	$(25,400,629)	$(135,610)

See accompanying notes to unaudited condensed consolidated financial statements.

F-20

ATLIS MOTOR VEHICLES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(36,977,689)	$(11,201,341)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	115,596	8,010
Amortization right of use assets	148,579	-
Employee stock based compensation	24,207,101	6,676,775
Non-employee stock compensation	626,529	186,372
Forgiveness of Paycheck Protection Loan	(397,309)	-
Loss on the sale of property and equipment	152,284	-

Changes in assets and liabilities:
Prepaid expenses and other current assets	(36,944)	(42,388)
Other receivables	(242,288)	2,280
Accounts payable	609,330	(22,200)
Accrued expenses	449,082	40,095
Payroll tax liabilities	(56,466)	(329,399)
Deferred revenue	225,000	-
Deferred rent	-	(4,731)
Security Deposits	(11,884)	(2,544)
Vendor Deposits	16,942	-
Operating lease liabilities	(158,476)	-

Net cash used in operating activities	(11,330,613)	(4,689,071)

Cash flows from investing activities:
Purchases of property and equipment	(59,385)	(82,945)
Addition of intangible assets	-	(36,561)

Net cash used in investing activities	(59,385)	(119,506)

Cash flows from financing activities
Proceeds from Stock Issuance	8,881,902	5,022,316
Proceeds from Paycheck Protection Loan	-	397,309

Net cash provided by financing activities	8,881,902	5,419,625

Net (decrease) increase in cash	(2,508,096)	611,048
Cash, beginning of period	3,146,134	42,994
Cash, end of period	$638,038	$654,042

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$4,904	$4,962

See accompanying notes to unaudited condensed consolidated financial statements.

F-21

ATLIS MOTOR VEHICLES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

Organization

ATLIS Motor Vehicles Inc. (“the Company” or “ATLIS”), a Delaware corporation based in Mesa, Arizona, was incorporated in 2016. ATLIS is a vertically integrated, mobility technology company developing products that will power work. The Company is working toward production of an electric vehicle technology platform for heavy and light duty work trucks for individual and fleet use in agriculture, service, utility, and construction industries, amongst others. To meet the towing and payload capabilities of legacy diesel-powered vehicles, ATLIS has developed proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements are presented on the same basis as the Company’s Annual Report on Form 1-K for the year ended December 31, 2021 (“2021 Form 1-K") filed with the Securities and Exchange Commission (“SEC") on May 16, 2022 pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Company has made its disclosures in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation with respect to interim financial statements, have been included. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the 2021 Form 1-K.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the six month period ended June 30, 2022, the Company incurred a net loss of $36,977,689 and had net cash flows used in operating activities of $11,330,613. On June 30, 2022, the Company had $638,038 in cash and an accumulated deficit of $184,913,059.

The Company continues to raise capital through stock sales and investment campaigns. In the six months ended June 30, 2022, the Company raised $8,881,902 from the sale of common stock through its Regulation A+ offering. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date these financial statements are issued. Company management is addressing this risk by pursuing all available options for funding.. The Company’s success is dependent upon achieving strategic and financial objectives, including accessing capital through public markets. ATLIS has spent the last several years developing technology that will electrify work. In 2021, the Company delivered on its commitment to build and test what we believe is superior battery technology and to successfully deliver the XT prototype. In 2022, we plan to become continue to make progress toward revenue generation and to secure sufficient funding to execute on our operational milestones.

Change in Accounting Policy

The Company has opted for an effective adoption date of January 1, 2022 for the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases. As a result of implementation, the Company recorded a right of use asset, current portion of lease liability and lease liability, net of current portion in the amounts of $949,420, $332,819, and $732,750 in the unaudited condensed consolidated balance sheets at June 30, 2022. See note 8 for more information.

F-22

2.	Recent Accounting Pronouncements and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes (“ASC 740”). This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021.  The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted.  The Company does not expect this update to have a material impact on its consolidated financial statements.

The Company has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its consolidated financial statements.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. To the extent that there are material differences between these estimates and our actual results, our financial condition or results of operations may be affected.

Segment Reporting

We evaluated segment reporting in accordance with Accounting Standards Codification 280 – Segment Reporting (“ASC 280”) and concluded that the Company is comprised of one operating segment. The Company reports segment information based on the operating results regularly reviewed by the chief operating decision maker to make decisions about resource allocation and the performance of the business.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. The Company did not have any cash equivalent balances at June 30, 2022 or December 31, 2021.

The Company’s cash and cash equivalents accounts are held at a financial institution and are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. From time-to-time, the Company’s bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

Advertising

The Company began utilizing media networks, including, but not limited to online and social media presence to build awareness for the product and brand. Advertising costs for the three and six months ended June 30, 2022 were $1,782,019 and $3,637,816, respectively. Advertising costs for the three and six months ended June 30, 2021 were $960,176 and $1,153,806, respectively.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

F-23

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There were no impairment charges for the three or six months ended June 30, 2022.

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses on the unaudited condensed consolidated statements of operations. Research and development expenses were $1,171,713 and $1,866,089 for the three and six month period ending June 30, 2022. The Company recorded research and development expenses of $473,444 and $746,046 for the three and six month periods ending June 30, 2021, respectively.

3.	Property and Equipment

Property and equipment consist of the following:

	June 30, 2022	December 31, 2021

Leasehold improvements	$129,860	$129,860
Office equipment	98,442	63,969
Tools and plant equipment	550,124	829,898
Vehicles	69,949	59,449
	848,375	1,083,176
Less—Accumulated depreciation	(126,449)	(103,148)
Property and equipment, net	$721,926	$980,028

The Company recorded depreciation expense related to property and equipment in the amount of $60,206 and $115,018 for the three and six month periods ended June 30, 2022. Depreciation expense was $4,791 and $2,501 for the three and six month periods ended June 30, 2021.

In accordance with ASC 360-10, the Company evaluated its long-lived assets for potential impairment. We determined that a potential triggering event occurred due to ongoing losses during the quarter; however, since the assets were recently purchased and as the estimated useful life of these assets was not impacted by the Company’s ongoing losses, Management determined no impairment was necessary.

4.	Intangible Assets

Intangible assets consist of the following:

	June 30, 2022	December 31, 2021
Patents	$11,555	$11,555
Less—Accumulated amortization	(1,058)	(481)
Intangible assets, net	$10,497	$11,074

ATLIS recorded amortization expense related to the issuance of a patent number 11.069.945 on July 20, 2021. The Company amortizes patents using the straight-line method over the estimated useful life of the patent, which is ten years. The Company recorded amortization expense of $289 and $578 during the three and six months ended June 30, 2022, respectively. Patent expense for patents in process are recorded to Prepaid and other assets.

F-24

5.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 31, 2021, the Company had net operating loss carryforwards of approximately $31,350,000 which will carryforwards through 2037. The Company’s current year net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss ("NOL") carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of $14,794,000 was generated for the six months ended June 30, 2022. The Company has increased its valuation allowance accordingly as the Company's ability to generate sufficient taxable income to utilize its net operating loss carryforwards is uncertain. The Company’s deferred tax balances primarily consist of its operating loss carryforwards.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. At June 30, 2022 and 2021 the Company did not have any unrecognized uncertain tax positions or any associated interest and penalties.

6.	Paycheck Protection Program Loan

On February 11, 2021, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $397,309, pursuant to the Paycheck Protection Program (“PPP”). The was granted under the provisions of the second offering of PPP loans by the Small Business Association. The loan, which was in the form of a Note dated February 11, 2021, issued to ATLIS, matures February 11, 2026 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. On April 13, 2022, the Company received notice that the note was fully forgiven. As a result the Company recorded other income in the amount of $397,309 in its unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2022.

On April 30, 2020, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the PPP under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. This PPP note was fully forgiven on July 12, 2021.

7.	Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. For the three and six months ended June 30, 2022, and 2021, respectively, the Company’s basic and diluted net loss per share are the same because the Company generated a net loss for the periods and potentially dilutive securities are excluded from diluted net loss per share because they have an anti-dilutive impact. The Company’s basic net loss per share was $2.06 and $2.14 for the three and six months ended June 30, 2022, respectively. The Company’s basic net loss per share for the three and six months ended June 30, 2021 was $1.65 and $1.48, respectively.

8.	Leases

The Company adopted ASC 842, Leases (“ASC 842”), on January 1, 2022. Consequently, financial information has not been updated for dates and periods before January 1, 2022. Additionally, the Company chose to elect certain relief options offered in ASC 842 including the package of practical expedients, the option to account for separate lease and non-lease components as a single unit, and the option to exclude right-of-use assets and lease liabilities that arise from short term leases (i.e. leases with terms of twelve months or less). Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. The Company’s leases consist of mixed-use office and warehouse space in Mesa, Arizona. The Company’s lease terms may include options to terminate the lease when it is reasonably certain that the Company will exercise such options. When readily determinable, the Company uses the implicit rate in determining the present value of lease payments. The ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees, material restrictions or covenants. The Company used an incremental borrowing rate of 3.25% to determine the present value of fixed lease payments based on the United States Prime borrowing rate at the lease commencement date, as the rate implicit in the lease was not readily determinable.

F-25

The Company’s aggregate lease maturities as of June 30, 2022, are as follows:

Year
2022 (remaining 6 months)	$179,927
2023	367,952
2024	378,990
2025	193,748
Total minimum lease payments	1,120,617
Less imputed interest	(55,048)
Total operating lease liabilities	$1,065,569

9.	Commitments and Contingencies

Legal Proceedings

The Company is not currently subject to any material legal proceedings, nor, to the Company’s knowledge, are any material legal proceedings threatened against the Company. From time to time, ATLIS may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, management does not expect that any such future proceedings will have a material effect on the Company’s financial condition or results of operations.

10.	Select Balance Sheet Accounts

Vendor Deposits

ATLIS paid $58,312 to Salt River Project, the Arizona utility company, as a refundable deposit for engineering services for implementation of additional electricity capacity to facilitate the development of ATLIS 1.5MW AMV charging capabilities. Additionally, the Company recorded a total of $30,512 in 2021 for deposits on equipment purchases to be delivered at future dates. At June 30, the company had total Vendor Deposits of $79,2022 compared to $96,164 at December 31, 2021. Vendor deposits made during the period ended June 30, 2022 consisted of deposits on battery testing equipment and miscellaneous other machinery and equipment.

Payroll Tax Liability

The Company has payroll tax obligations of $262 at June 30, 2022. The Company’s payroll tax obligation was $56,728 at December 31, 2021.

	June 30, 2022	December 31, 2021
Federal Payroll Taxes	$-	$61,394
State Payroll Taxes	262	(4,666)
Total Payroll Taxes Payable	$262	$56,728

Advanced Customer Deposits

The Company defers the recognition of revenue when cash payments are received or due in advance of satisfying the Company’s performance obligations, including amounts which are refundable. As of June 30, 2022 the deferred revenue balance of $225,000 relates entirely to a customer order for two XP Platforms to be produced and delivered at a later date.

F-26

11.	Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, (“ASC 718”). Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period.

Prior to and up until the quarter ended September 30, 2021, the Company awarded employees grants in common stock as part of employee compensation, which typically vested over four years. Upon vesting, the company recorded employee stock compensation to additional paid-in-capital as the shares were vested but not issued. The share value was calculated based on the most recent funding event. Subsequently, the Company changed its accounting policy to value company shares based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability. The same method was applied retrospectively to value stock grant awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method.

On August 24, 2021, the Company offered employees the option to convert their vested stock grants into stock options at weighted average conversion ratio of approximately 6.64 options for every share grant. A condition of the conversion was the relinquishment of all prior awarded stock through the August 24, 2021 conversion date. Although not all, a majority of former and current employees at the time elected to convert their shares to options. The Company accounted for this transaction as a modification as per ASC 718. As a result, the company recorded approximately $114,579,500 of incremental compensation expense as of December 31, 2021.

The originally vested stock grants were unissued as of the modification date with the exception of 10,000,000 Class A shares held by Mark Hanchett, who subsequently relinquished these on August 24, 2021.

On August 24,2021, the Company issued 25,725,370 Class D stock to the CEO and the President.

Between August 24, 2021 and December 31, 2021, ATLIS awarded 578,400 options to new employees, non-employees and to our Director of Board.

On June 17, 2022, the Company agreed with a third party who provided a rent guarantee to the Company’s landlord on the Company’s building in Mesa, Arizona to exchange 75,000 shares of Class A common stock for 10,000 shares of Class C common stock. The Company recorded General and Administrative expenses of $572,000 on the Company’s Unaudited Condensed Consolidated Statements of operations for the three and six months ended June 30, 2022 resulting from consideration provided for the loss of perquisites afforded to Class C shareholders.

In the six months ended June 30, 2022, ATLIS awarded 3,257,125 options to new employees, non-employees and to our Directors of Board.

The Company recorded $10,252,172 and $24,207,101 in stock based compensation expense for the three and six month periods ended June 30, 2022, respectively. The Company recorded stock based compensation expense of $3,550,105 and $6,676,775 for the three and six month periods ended June 30, 2021, respectively.

The Company uses the Black-Scholes option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The fair value of stock options at the grant date was determined using the following assumptions for the three and six months ended June 30, 2022. The Company did not have any stock options for the three and six months ended June 30, 2021.

Three and Six Months Ended June 20, 2022

Expected average life (years)	7.0
Expected volatility	75.33%
Risk-free interest rate	1.65%
Expected dividend yield	0%

Compensation expense was determined by applying the Black-Scholes model on the appraised value of the underlying share price for each stock on the grant date.

F-27

A summary of the Company’s outstanding stock options and restricted stock units (“RSU”) as of June 30, 2022, and changes during the six months then ended is presented below:

	Options *				RSUs
	Shares	Weighted average exercise price	Weighted average contractual term (in years)		Shares	Weighted average grant date fair value
Outstanding, December 31, 2021	45,466,295	$7.00	7		1,344,657	-
Granted	519,242		7			-
Exercised	-	-			-	-
Forfeited	415,010	7.00			-	-
Expired	-	-			-	-
Outstanding, June 30, 2022	45,457,280	$7.00	7		1,344,657	-
Exercisable, June 30, 2022	30,505,327	$7.00	7.00	**	-	-

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 96,248,541 at $0.0001 par value per share.

In 2021 and 2022, the Company issued Class D shares of Common Stock. These shares are not traded openly or available for sale to the public. Class D shares are offered only to executive officers of ATLIS. Each Class D share of common stock is granted ten votes compared to Class A shares of common stock which are granted one vote per share. The shares of Class D Stock are not entitled to receive any dividends or any distribution on a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class D shares are not convertible, are deemed to have no economic value, and upon a holder’s cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class D Stock owned by such holder. As of June 30, 2022, 28,425,370 shares of Class D stock were issued to Mark Hanchett and Annie Pratt.

The breakdown of common stock by class at June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022	December 31, 2021

Class A	7,657,322	6,854,576
Class C		5,000
Class D	28,425,370	25,725,370
Total Shares Outstanding	36,082,692	32,584,946

12.	Subsequent Events

The Company performed an evaluation of events occurring between the end of our most recent quarter end and the date of filing these condensed consolidated financial statements.

The Company received cash inflows from stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $6,306,845 from July 1, 2022 through September 27, 2022 and has issued 446,815 shares of class A, (including 64,511 bonus shares) and 1,350,000 shares of class D common stock during this period.

F-28

Up to  Shares

Atlis Motor Vehicles, Inc.

Class A common stock

Maxim Group LLC
Lake Street	Northland Securities, Inc.
Prospectus dated September , 2022.

, 2022.

Until            , 2022 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as Placement Agents and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Other Expenses of Issuance and Distribution.

The following table sets forth costs and expenses payable by us in connection with the registration of the shares of Atlis Motor Vehicles’ common stock being registered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Miscellaneous
Total

Item 14.         Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Atlis Motor Vehicles’ A&R Bylaws provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Atlis Motor Vehicles’ A&R Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL. Further, Atlis Motor Vehicles’ A&R Bylaws permit Atlis Motor Vehicles to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions regardless of whether Delaware law would permit indemnification. The Company has purchased a policy of directors’ and officers’ liability insurance that insures the Company’s directors and officers against the cost of defense, settlement or payment of a judgement in some circumstances and insures the Company against the Company’s obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

In addition, Atlis Motor Vehicles has entered into indemnification agreements with each of its directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15.         Recent Sales of Unregistered Securities.

The information included in the prospectus under “Certain Relationships and Related Party Transactions” is incorporated by reference herein.

Item 16.         Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

II-1

Item 17.         Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-3

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement.

3.1	Certificate of Incorporation of Atlis Motor Vehicles, Inc. (incorporated by reference to Exhibit 1A-2A to the Company’s Form 1-A POS (File No. 024-11714) filed with the SEC on September 22, 2022).

3.2	Amended and Restated Bylaws of Atlis Motor Vehicles, Inc. (incorporated by reference to Exhibit 1A-3A to the Company’s Form 1-A POS (File No. 024-11714) filed with the SEC on September 22, 2022).

5.1	Opinion of Winston & Strawn LLP as to the validity of the securities being registered.

21.1	List of Subsidiaries of Atlis Motor Vehicles, Inc.

23.1	Consent of Prager Metis CPAs LLP., independent registered public accounting firm for Atlis Motor Vehicles, Inc.

23.3	Consent of Winston & Strawn LLP. (included as part of its opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to the initial filing of this Registration Statement on Form S-1).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107	Registration Fee Table

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mesa, State of Arizona, on             , 2022.

ATLIS MOTOR VEHICLES, INC.

By:	/s/
Mark Hanchett
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Hanchett and Annie Pratt and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, his, hers or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on , 2022.

Signatures	Title

/s/	Chief Executive Officer and Chairman
Mark Hanchett	(Principal Executive Officer)

/s/	Chief Financial Officer
Apoorv Dwivedi	(Principal Financial Officer)

/s/	President and Director
Annie Pratt

/s/	Director
Britt Ide

/s/	Director
Caryn Nightengale

II-5